P.E.
5-31-04

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

04031718

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation S-T Rule 101 (b) (1):] X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6K if submitted solely to provide an attached annual report to security holders.

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 17, 2004

By: ______________________________

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY FINANCIAL SERVICES INC.

2003 Annual Report

2003

2002

Building Shareholder Value

2001

2000

1999

Corporate Profile

Kingsway Financial Services Inc. is one of the fastest growing property and casualty insurance companies in North America.

Kingsway has a proven track record of profitability. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company also operates in commercial automobile, property, motorcycle, standard automobile and other niche markets, where limited competition and an emphasis on underwriting profit provide the opportunity for above-average returns.

Kingsway is focused on building operating excellence through ten wholly-owned subsidiaries:

Canada

- Kingsway General Insurance Company
- York Fire & Casualty Insurance Company
- Jevco Insurance Company

United States

- Universal Casualty Company
- American Service Insurance Company, Inc.
- Hamilton Risk Management Company
- Southern United Fire Insurance Company
- Lincoln General Insurance Company
- American Country Insurance Company
- Avalon Risk Management, Inc.

Kingsway Financial Services Inc.'s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS". Kingsway employs approximately 2,027 people in Canada and the United States and is headquartered in Mississauga, Ontario.

Contents

Note all amounts in Canadian dollars unless otherwise stated.

The Kingsway Difference

Corporate Strategy

- Apply a specialty focus to regional markets
- Adhere to strict underwriting discipline
- Maintain a strong relationship with our brokers, agents and managing general agents (MGAs)
- Rigorously manage claims at a local level
- Expand in the United States and Canada

This strategy has enabled the Company to build book value per share at a compound annual growth rate of 27% since 1995 which we believe is a key indicator of building shareholder value.

Kingsway General

York Fire

Jevco

Universal Casualty

American Service

Hamilton Group

Southern United

Lincoln General

American Country

Avalon

Operating Highlights

- Record gross premiums written of S2.64 billion, an increase of 24% over 2002
- Record net income of S85.3 million and diluted earnings per share of $1.62
- Return on equity of 12.9%
- Completed public offering of 6.71 million shares raising gross proceeds of $112.1 million
- Completed five private placements totalling USS75.5 million in subordinated indebtedness in the year
- Completed US$125 million senior note offering in January and March 2004
- Refinanced $150 million unsecured credit facility in March 2004

Gross Premiums Written


2,636.8
643.0
2500
2000
1000
500
0
00

Net Income


($ millions)
85.3
79.5
27.5
13.6
0
99
00
02
03

Financial Highlights

Years ended December 31 (In thousands of dollars, except per share amounts)		2003		2002	Percentage change
Gross Premiums Written	$	2,636,822	$	2,124,691	24 %
Net Premiums Earned		2,381,984		1,737,754	37 %
Revenue		2,515,385		1,818,868	38 %
Net Income		85,283		79,532	7 %
Earnings Per Share					
Basic	$	1.63	$	1.63	0 %
Diluted	$	1.62	$	1.61	1 %
Book Value Per Share	$	12.63	$	12.56	1 %
Return on Equity - Consolidated		12.9 %		13.8 %	
Canadian Operations		(6.6 %)		(6.6 %)	
Industry - Canada†		11.3 %		1.6 %	
U.S. Operations		19.2 %		22.3 %	
Industry - U.S.††		9.8 %		3.1 %	
Combined Ratio - Consolidated		101.4 %		99.8 %	
Canadian Operations		111.8 %		108.4 %	
Industry - Canada†		98.7 %		105.8 %	
U.S. Operations		98.3 %		97.2 %	
Industry - U.S††		101.1 %		107.4 %	
Total Assets	$	3,630,436	$	2,984,434	
Underwriting Profit (Loss)	$	(33,922)	$	2,612	
Shares Outstanding - year end		55,829,794		48,794,212	

Earnings Per Share
(diluted)
($)



2.0
1.5
1.0
0.5
0.0
0.38
0.80
1.19
1.61
1.62
99
00
01
02
03

Combined Ratio
(%)



120
100
80
60
40
20
0
102.6
101.0
99.1
99.8
101.4
99
00
01
02
03

Return on Equity
(%)



15
12
9
6
3
0
-3
Kingsway
12.9
Canadian Industry*
11.3
9.8
U.S. Industry†
99
00
01
02
03

* Sources - Canadian: 1999-2002 - IAO, The Quarterly Report, 2nd Quarter, 2003
2003 - IBC, Perspective, March, 2004

† Source - U.S.: 1999-2002 - A.M. Best, Review Preview, January, 2004

3

† Sources: 2003 – IBC, Perspective, March, 2004
2002 – IAO, The Quarterly Report, 2nd Quarter, 2003
†† Source: 2003 estimate & 2002, A.M. Best, Review Preview, January, 2004

Operating Strategy

Kingsway's significant growth since going public in December 1995 is a direct result of a disciplined operating strategy. This strategy incorporates the following principles:

- Focus on good risks within specialty markets where limited competition allows for a good spread of risk and above-average returns.
- Emphasize positive underwriting margins, conservative investment policies and low combined ratios to achieve above-average earnings.
- Refuse to sacrifice underwriting profitability to increase volumes.
- Terminate or re-price unprofitable business quickly.
- Selectively pursue acquisitions.

Objectives and Accomplishments

Return on Equity

Return on equity (ROE) averaging 11.2% over the past five years compared to the Canadian industry ROE* of 5.6% over the past five years

Combined Ratio

Average combined ratio of 100.8% for the last five years compared to the Canadian industry ratio* or 106.1% over the past five years

Net Premiums Earned

Net premiums earned have grown by compound annual growth rate of 50% over the last five years compared to the Canadian industry's growth of 7.5%, over the same period

* Source: Canadian Industry: 2003 - IBC, Perspective, March, 2004
1999-2002-IAO, The Quarterly Report, 2nd Quarter, 2003

A Message to Our Shareholders

Kingsway enjoyed another record year in 2003 for both revenue and profit. Investment income, particularly gains on the sale of securities, was especially good. However, we did not meet our goal of having an underwriting profit in each of our companies. Several had outstanding years but the continual development of prior year losses offset the excellent underwriting results we could have attained from business currently in force.

Since we did not reach our goal of underwriting profit at each company, we insisted that companies reserve for both case reserves and Incurred But Not Reported (IBNR) to at least the point estimate recommended by our independent actuary. It was important to increase the IBNR reserve so that it would fully provide for late reported losses. We believe that the IBNR reserve we set at each of our companies is higher than most companies in the insurance industry. We believe the majority of companies set reserves at the point estimate recommended by their in-house actuaries which we believe may be lower than the point estimate that an independent actuary would recommend. In the case of Kingsway, each and every subsidiary company has set their reserves at or above the point estimate recommended by an independent actuary. This gives me a great deal of confidence going into 2004, believing that the results during this year should not be materially affected by claims that occurred in prior years.

Our investment portfolio is extremely healthy and has grown to $2.7 billion at year end 2003. Although our investment managers realized some gains during the year we still have in excess of $52 million in unrealized gains as of year-end. Having built such a significant investment portfolio, even at current modest return rates, investment income including gains, should produce a very attractive profit during 2004. In the last 2 years we have generated positive cash flow from operations in excess of $1.2 billion and have raised in excess of $350 million in equity capital and debt. These new funds have been invested primarily in a relatively short-term fixed income portfolio. This means that our interest income will increase should rates rise as anticipated in 2004. In addition, with earned premiums in the range of $2.5 billion, each 1% decrease in the combined ratio below 100% will produce an additional $25 million of underwriting profit.



William G. Star
President and C.E.O.
Kingsway Financial Services Inc.

In the case of Kingsway, each and every subsidiary company has set their reserves at or above the point estimate recommended by an independent actuary.

2003 was a disappointment since the combined ratio was 101.4% for the year. This is in contrast to the two prior years that were each under 100%. Since the provision for claims occurring prior to December 31, 2002 was increased by $196.8 million during the year, we have every reason to believe that 2004 will be a year of underwriting profit and the overall profit should be substantially higher.

Although I am critical of Kingsway's underwriting results being over 100% in 2003, the insurance industry generally has not achieved a combined ratio of less than 105% for a number of years. We have also started a program of internal audits which will assist in identification of variations from expected results. This should make it easier to identify trends and take corrective actions early in the year.

One of the many challenges we had during 2003 was to maintain an adequate level of capital to fund the growth of the Company. Although we have reduced growth from prior years, we still grew premiums at the rate of 24%. Although return on equity during 2003 was 12.9% it still meant we needed additional capital to support the growth and keep the ratio of capital to premiums written at an appropriate level. We were reluctant to issue additional shares in the Company at prices we felt were inadequate and as a result used alternative methods of financing in large part, for instance, several issues of subordinated indebtedness. We did find an opportunity to issue $112 million of equity in early July at $16.70. In early 2004, we also successfully completed a US$125 million 10 year senior note offering which was used to repay short-term bank debt and strengthen the capital of our subsidiaries. We will continue to look for opportunities to strengthen our balance sheet and refrain from issuing equity unless we are satisfied with the price at which shares can be issued.

During the year there was a substantial amount of trading activity in Kingsway shares, both in Canada and the U.S. The number of shares traded exceeded the number of issued shares during the year which indicates that there are many active traders in our stock. We consider this healthy in that it shows the stock is now very liquid and gives institutional investors more flexibility in owning Kingsway.

Much of Kingsway's growth during 2003 came from Managing General Agent (MGA) arrangements made in prior years. This is primarily program business which has been administered by the MGAs for a number of years. This business produced a better experience for us than the remainder of our business with the exception of American Service, Universal Casualty and Jevco Insurance Company which all produced excellent results. The constant oversight by our audit teams of MGAs, with visits on site normally every four to six weeks, has paid dividends. Only one of the MGA operations had a combined ratio in excess of 100% and in that case we have initiated changes to make sure it will be profitable in the coming year.

The hard insurance market continued throughout 2003 and there are no indications of a change in 2004. The insurance industry is still undercapitalized which normally means that insurers and reinsurers are not going to be able to move ahead actively into the markets which we serve. Kingsway continues to concentrate on non-standard automobile, trucking and other commercial lines that the majority of companies traditionally avoid. This allows us to obtain better pricing without as much risk of losing business to competitors at lower rates.

I look forward to 2004 with a great deal of confidence for two reasons. First, we have increased reserves for prior year losses to a record level and, second we do not expect currency to fluctuate at the same magnitude as in the past year. The strengthening of the Canadian dollar reduced reported income by 11% in 2003 and our year end book value by 13% when compared to 2002 exchange rates. 2004 should be a great year for Kingsway, and I and my colleagues look forward to this year with both excitement and enthusiasm.

I look forward to 2004 with a great deal of confidence for two reasons. First, we have increased reserves for prior year losses to a record level and, second we do not expect currency to fluctuate at the same magnitude as in the past year.


KINGSWAY FINANCIAL
5310

Kingsway Financial, Mississauga, Ontario

Review of Operations

Canada

Canadian operations produced overall underwriting losses in 2003. Three product lines required adjustment to prior year losses: non-standard automobile in Ontario and Alberta, trucking and commercial automobile. In all of these areas we had increased premiums sufficiently during 2002 and 2003, and 2003 accident year business is indicating an underwriting profit. With the corrections we made and the changes being contemplated by both the governments of Ontario and Alberta for non-standard automobile, we believe the three companies we have in Canada will produce overall underwriting profits during 2004.

Kingsway General Insurance Company Mississauga, Ontario

During the latter part of 2003, we made several changes to management in Kingsway General. The most important was the appointment of John McGlynn as President of the Company. John is a very experienced financial and insurance executive who very quickly made changes in management and reorganized the corporate structure. His appointment late in the year did not afford him the opportunity to improve the operations during 2003 but we believe the new management structure will produce substantial improvements in 2004.

Kingsway General had another disappointing year primarily because of the reserve increases necessary to bring its reserves to above the independent actuary's point estimate. However, the current book of business is producing substantial underwriting profits and if the increases made during 2003 to the case reserves and IBNR are adequate, and we believe they are, the results from Kingsway should be substantially improved in 2004.

The work we started in late 2002 dealing with fraud from certain clinics and paralegals has definitely paid off. We have seen accident benefit claims in Ontario decrease to about 50% of the number we experienced during 2002. Also, needed changes to Ontario legislation took effect in October and November 2003, but were too late to significantly help the insurance industry in 2003. We will see the benefit during 2004.

The Alberta government has made some changes that will affect the market in 2004. It is too early to determine what effect it will have on Kingsway's business in that province, however, we have taken steps to slow business growth until we have a better understanding of the product going forward.

Property and liability has performed very well and we expect to see a continued improvement in results as well as volume due to an ongoing market shortage.

Québec is continuing to grow and has also remained very profitable for both non-standard automobile and trucking. The automobile product in Québec still remains as our most profitable automobile product in Canada.

Numerous changes have been introduced in both Nova Scotia and New Brunswick. Both provinces have ordered the roll back of insurance premiums and rebates to policyholders. We are satisfied the actions we took in prior years to stop writing business in both of those provinces has certainly been the right move for our Company. We will continue to watch the markets and see if either province merits re-entering in the future, however, we will do so with caution. The important thing in each province is to ascertain there is political stability so we will not be faced with unreasonable requests from government.

York Fire & Casualty Insurance Company Mississauga, Ontario

York Fire & Casualty also had major management changes during the latter part of 2003. Stuart Kistruck was appointed as President in September and is making strategic changes to the Company.

Similar to Kingsway, York Fire made a number of changes in claims reserving practices to strengthen reserves for prior year losses. The IBNR reserve was also increased in an effort to avoid future claim cost development. The rate level for the current business appears to be satisfactory since it is producing an underwriting profit. However, York Fire did have an underwriting loss during 2003 because of the additional reserving for prior year claims.

The Company expanded its operations during 2003 into Alberta by appointing Morgex Insurance Agencies to provide a market in Alberta. A good portion of the business that Morgex currently writes will be transferred to York Fire during 2003 and 2004 including a major program with the Alberta Teachers' Association. We believe this business will produce substantial profits for York Fire.

Also during 2003 Atto Insurance agreed to move their major account of seniors' automobile and property business to York Fire. This portfolio of seniors' business should substantially improve the experience of York Fire since it is a portfolio that is generally profitable.

During 2003 York Fire appointed numerous new brokers since the market in Ontario was severely limited by existing insurers. This afforded York Fire a great opportunity to expand into new areas and appoint brokers with proven books of business which they are prepared to move to York Fire.

We expect York Fire & Casualty to perform extremely well during 2004 and show substantial increases in both premiums and profit.

Jevco Insurance Company Montreal, Québec

JEVCO

We are pleased that Jevco Insurance Company has continued its outstanding performance in its specialized field of motorcycle insurance. Due to its high percentage of the market, premium growth is somewhat limited, however profit is more important.

Under the direction of Jacques Muir, Jevco is continuing with its cautious approach to expansion and continues in its major product lines of motorcycle, surety and some property business in Québec. It has expanded into the snowmobile market in Ontario through some club operations and will continue to explore the market in Québec.

Jevco is profitable and well-positioned to grow when attractive opportunities arise.


KINGSWAY FINANCIAL

Kingsway America, Chicago, Illinois

Review of Operations

United States

Our insurance companies and agency division in the United States have continued to perform very well. Although each company did not succeed in producing an underwriting profit in 2003, operations in the United States did produce an underwriting profit on an overall basis. This profit helped offset the losses sustained in Canada, thus reinforcing the decision made several years ago to expand into the United States. We are also pleased with the success of the MGA program business which we developed over the last few years. It has proven to be the right approach to grow business in the United States. Although certain of our subsidiary companies have performed very well, it is very gratifying to see the relatively strong contribution of underwriting profit from MGA business. With firm rates in hard markets, we are looking forward to another excellent year of managed growth with increased profitability.

Universal Casualty Company Elk Grove, Illinois

Universal Casualty improved its underwriting profit during 2003 and has produced an underwriting profit every year since we purchased the Company. It is one of the leading writers of non-standard automobile business in Chicago and continues to retain its market-share.

During 2003 the Company applied for licences in a number of states and has been successful in obtaining the authority to write business in numerous other states. The intention is to look for opportunities to expand beyond Illinois and Indiana where it has been successful for several years.

The motorcycle product introduced two years ago has continued to perform well although it has not grown dramatically in size. The intention is to offer motorcycle insurance in several other states during the coming year.

The Company continues under the guidance of Marshall Romanz who is President and the founder of the Company, but more of the day-to-day affairs and expansion into other states is being directed by his son Marc. We are pleased with the performance of the Company and proud to have Universal Casualty as one of the companies in the Kingsway Financial Group.

American Service Insurance Company Elk Grove, Illinois

American Service has continued to grow in volume as well as profit during the past year. John Clark is one of our more experienced company presidents and has built an excellent management team since taking over the operations of American Service several years ago.

The diversification into taxicabs, light commercial and tow trucks has been very profitable but the main line of business continues to be non-standard automobile in the Chicago area where, like Universal Casualty, American Service is one of the leading companies.

John is also looking at other states for possible expansion, however, he understands that new markets can be volatile and is moving very cautiously in order to not affect the excellent profitability of the Company.

American Service was the third company we purchased in the United States and has continued to be an outstanding performer.

Hamilton Group Miami, Florida

U.S. Security, part of the Hamilton group of companies in Florida, has grown to be one of the leading providers of non-standard automobile insurance in Florida. Its growth has been substantial but unfortunately underwriting results this year have been inconsistent, and 2003 was not a good year.

The main difficulty in Florida is a continuing fraud problem related to Personal Injury Protection (PIP) coverage. The problem encountered this year was the high cost of claims settlement because of lawyers fees and the number of lawsuits introduced under this coverage. Again, as with other companies, reserve increases relate primarily to prior year claims provisions being increased to cover higher legal expenses. We are optimistic that many of the fraud problems are slowly diminishing since the government of Florida has charged many people with fraud and that action should help reduce claims costs in the state. The Insurance Commission has been very cooperative in allowing rate increases to cover this problem since they recognize there is the need for a healthy insurance market in Florida.

We are satisfied with the expected profitability of the current book of business since rate levels appear to be adequate. We believe the increased reserves made in 2003 are appropriate to cover prior years' losses. The Company should return to underwriting profitability in 2004.

The management team under Roberto Espin is performing well and they are now exploring opportunities outside Florida and applying for licences in some adjacent states. We believe it will be beneficial to have the Company operating in more than one state to take advantage of opportunities to grow and diversify its business.

Southern United Fire Insurance Company Mobile, Alabama

We are pleased that Southern United has returned to profitability under the direction of Richard Murray who was appointed as President in late 2002. Richard had earlier been with Southern United and moved to Lincoln General temporarily to help build business in the southeastern United States for Lincoln. After his success at Lincoln we asked Richard to return to Southern United where he has proven his ability by turning the Company to a profit position.

Southern United operates in some very difficult states which have severe weather at different times of the year. It is sometimes difficult to accurately predict conditions and as a result underwriting profitability may vary from year to year.

Business had been discontinued in Louisiana and reduced substantially in Texas until such time as we are satisfied there is some stability in both states. It now appears to be a suitable time to re-enter Louisiana with a change in both the Governor and the Insurance Commissioner, and the market now appears to be profitable. We also believe there will be future opportunities to expand in the Texas market. It is extremely important for Southern United to be well diversified because of the weather patterns that are unpredictable in certain states and diversification helps to even that situation out. South Carolina continues to be its largest market with Alabama being second. The Company also writes business in Georgia and Mississippi.

Rates appear to be adequate in many of the active markets in which Southern United operates and we expect to see underwriting profit increase further in 2004.

Lincoln General Insurance Company York, Pennsylvania

The greatest growth in premium income has been in Lincoln General during the past year. MGA programs continue to be the largest portion of the business written by Lincoln and the most profitable on an overall basis. Since assuming the position of President, Gary Bhojwani has continued to build his management team with experienced insurance professionals. During the year Lincoln also increased reserves substantially on prior year claims and has also increased their IBNR provision to a record level. This conservative approach should help to alleviate the problems experienced with claim development in previous years because reserves are now at an all time high.

Despite this substantial increase in reserves for outstanding losses as well as the IBNR reserve, Lincoln still performed extremely well, producing a record underwriting profit for Kingsway. In addition, because of the substantial increase in premium volume, it continues to contribute greatly to investment income.

As intended, the growth of business in Lincoln slowed in 2003, as many MGA programs introduced over the last two years have matured. This now gives the management team the opportunity to fine-tune rates and the auditing process, in order to further improve underwriting profitability. The truck market, which is Lincoln's largest, has remained very hard and as a result rate increases are ongoing. We expect to see Lincoln perform even better during 2004, with reduced growth but increased profitability.

American Country Insurance Company Chicago, Illinois

During 2003 Roger Beck was appointed as President of American Country. Roger was previously with Lincoln General and helped develop a substantial portion of the business written by Lincoln in central and western United States. His background in pricing and actuarial studies will greatly benefit American Country.

American Country is still experiencing development on prior year accidents that occurred before Kingsway purchased the Company. As a result, we have substantially increased claims reserves for prior years as well as the IBNR reserve in an effort to avoid adverse development. We are also encouraging the claims department to settle old claims faster since that will also help to reduce the potential for adverse development on prior years' business. Many unprofitable product lines have been discontinued and we believe the business in force at this time has been rated correctly. As a result, 2004 should be a year of underwriting profit for American Country.

American Country is the leading insurer of taxicabs in the Chicago area and we believe the Company has an opportunity to expand this market into many other states.

Avalon Risk Management Elk Grove, Illinois

Avalon Risk continues to produce a steady profit under Scott Wollney's direction. The market-share of U.S. custom bonds and importer bonds has remained very steady for the last two years in a market that is somewhat limited.

The management team is now concentrating on producing more related business, such as trucking, from accounts where they provide marine cargo and surety coverage. The trucking business they are writing is placed through their sister company, Lincoln General, and should be profitable business since it is hand-picked from accounts they are familiar with.

In this hard market we believe the diversification to other lines will be profitable and allow Avalon to continue to grow as a strong agency market. In addition to commissions earned by Avalon they produce business that generates an underwriting profit for Lincoln General.

Outlook

Kingsway intentionally slowed growth during 2003 from the record pace of the prior two years. Profit increased to record levels because of substantial increases in investment income and gains on the sale of securities; however underwriting profit suffered because of claims established in prior years on which reserves proved inadequate. Reserves for case reserves and IBNR increased to record levels by year-end, which we believe will return the Kingsway group of companies to underwriting profitability in 2004.

There is still no indication that hard insurance markets are ending. We are continuing to increase premiums and obtaining new business at higher premium levels. Reinsurance capacity is still somewhat limited, which means that companies that generally compete with us in the non-standard automobile field in the U.S. will not be able to obtain proportional reinsurance to support their growth. In contrast, growth should continue for all of our companies during the coming year.

Surveys completed in 2003 acknowledge corporate governance at Kingsway is in the upper range of most companies. We are pleased with this accomplishment because it shows management and the Board's commitment to operate a public company with the highest level of oversight by independent directors. Board committees consist entirely of independent directors except in the case of the investment committee where two of three members are independent. With Kingsway being a group of insurance companies, we have always been tightly regulated by insurance commissioners in many states and provinces so we are familiar with operating within a highly regulated environment.

During the past year, we have added many experienced insurance personnel to produce and service our growing business. Many of these and existing staff have gone through training programs administered by our companies, and new training programs have been added. In this way we can continue to grow confidently by training individuals who are familiar with Kingsway's methods of business and standards.

In Canada we see the need to work with governments to produce better insurance products that result in lower costs for consumers but are profitable for the insurance industry. This can be achieved primarily by controlling fraud and by encouraging governments to give guidance with respect to court awards.

In the United States we find the markets are very attractive and most states have less government interference in determining market conditions than in Canada. In the United States we are able to offer business at minimum limits of liability which in many cases exposes us to no more than $20,000 of risk for injuries or death to any individual. The United States market should continue to grow more rapidly than the Canadian market.

We expect that each of our companies will produce an underwriting profit during 2004.

We are pleased with this accomplishment because it shows management and the Board's commitment to operate a public company with the highest level of oversight by independent directors.

Kingsway Cares

Kingsway's employees are committed to the Company and to their communities. These are just a few examples of how our dedicated employees give back to their communities.



Challengers
CYCLE KINGS

Chicago Challengers

Anne Andreuccetti of American Country gives back to the community with her active involvement in the 'Challengers' of the Bartlett Little League – comprised of 7 to 23 year old disadvantaged children in Chicago's northwest suburbs.

American Red Cross

ithern United
iod Hounds' Angel
Laughlin, Pam
iert, Charla Roberts,
rinna Broughton,
i Stanley, Jane Heath
Therese Morris
essfully rounded up
donors to collect 35
s of blood.

U.S. Army Services

American Country's Doug Wiencek serves his country with a tour of duty in Bagram, Afghanistan but keeps in touch with the home office via frequent emails.

icago Avon Walk
or Breast Cancer

ann and Bill Star joined 2,300 walkers
d successful completed the 26.2
ie Avon Walk for Breast Cancer in
icago this summer, raising $4,000 and
emplifying the Kingsway philosophy of
ing back to the community.

National Guard

Yolanda Bonner (left) returns to Southern United after serving 92-days in Iraq with the National Guard and is presented an American flag and yellow ribbon by fellow employee Patsy Wallace.

Illinois Life Teen

Rochelle Roeske of American Country generously volunteers her time teaching religious education with Life Teen, a program geared towards teenagers in the Chicago area.

Mississauga Heart and Stroke

The nineteen 'Cycle Kings' of Kingsway's Mississauga office rode their way to an impressive $3,300 donation for Big Bike for Heart and Stroke this year, topping last years effort.

Acknowledgements

With the growth during 2003 we have been continually looking for sources of capital for our companies. It has also been a year for us to review systems and office space to accommodate the growth of our companies.

Shaun Jackson, our Chief Financial Officer has been outstanding during this year. He has worked with various firms such as Scotia Capital and Keefe Bruyette & Woods to arrange financing to grow our capital. In addition, Shaun has kept the rating agencies aware of our growth and capital strength.

The various bankers that work with us have been important in the growth of our Company as well. A special thanks to LaSalle Bank, Scotiabank, CIBC and the Royal Bank (Barbados). They have all contributed over the years to the success of Kingsway.

Investment income has played a very important part in our earnings during 2003 and we have had excellent results through the services of Conning & Company in Hartford, Burgundy Investment Management in Toronto, Deans Knight in Vancouver and the staff at Royal Bank in Barbados. In addition we have other investment managers that have done an outstanding job and a special thanks to all of them.

During the year we were able to acquire a new building in the Chicago area to house our various companies and several have moved into the new location. The balance will be moved in during 2004. This new building will reduce the number of locations in the Chicago area from five different offices to one building. Dennis Fielding, Peggy Klein and Susan King have each played an important part in the success of the move. Jim Zuhlke who left the Company in January 2004 was also of great value in the acquisition and design of the new building as well as the development of Kingsway America.

Kingsway America operations have been reorganized and Brian Williamson along with Kelly Marketti have assumed more responsibility for the financial reporting and operations in the U.S. This change will make financial reporting to our head office in Canada more efficient and less costly.

The most important people in our operations are the presidents of the individual companies along with their management teams. They are the people that look after the day to day affairs of the companies which write the business, pay the claims and generate the profit for the Kingsway organization. A special thanks to all these outstanding people along with the staff of each company, the systems staff at both Kingsway America and Kingsway Financial and all of our operating divisions.

As usual, Shelly Gobin and Penny Dickson at our Kingsway Financial office have both done an outstanding job in the investor relations area, along with Shaun Jackson, in answering many questions from analysts and investors and producing material for our investor day and annual meeting.

Finally, my thanks to our Board of Directors and Michael Slan, our Secretary, who all make Kingsway Financial one of the leading companies in corporate governance.

William G. Star
President & Chief Executive Officer
March 12, 2004

Corporate Governance

The Board of Directors has a mandate to supervise the management of the business and affairs of Kingsway and to assess and approve its strategic planning process including succession planning for senior management. The Board directly and through the Audit Committee, regularly monitors the financial performance of the Company and its subsidiaries and assesses the integrity of the Company's internal control and management information systems. The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition to its oversight responsibilities, the Board has a role in respect of the approval of certain significant actions, the formulation with management of strategic goals and the approval of policies and practices in a number of critical areas of Kingsway's business. The Board of Directors has appointed a lead director to act as a liaison between the Board and the Chief Executive Officer and to assist the Chief Executive Officer in establishing the agenda for board meetings and procedures to govern the Board's performance.

Enshrined in our Code of Business Conduct and Ethics, is Kingsway's goal to achieve and have each of its employees conduct business with the highest business and personal ethical standards. The Code of Business Conduct and Ethics provides the entire Kingsway organization with the same frame of reference to guide every employee to act in a manner which ensures adherence to our principles of honesty, integrity, confidentiality and responsibility. Combined with our commitment to adopt and maintain corporate governance measures which, at a minimum, comply with the corporate governance guidelines of the Toronto Stock Exchange ("TSX Guidelines") and the rules of the New York Stock Exchange ("NYSE Rules"), Kingsway believes that its corporate governance practices support the ultimate goal of the Board and the Company to enhance long term shareholder value. A more detailed description of our corporate governance practices, including an evaluation of our compliance with the TSX Guidelines, can be found in the Management Information Circular issued in connection with Kingsway's 2004 Annual Meeting. In February 2004, the Board also adopted a separate Code of Conduct in accordance with the NYSE Rules that applies to the Chief Executive Officer, the Chief Financial Officer and other senior financial executives and provides enhanced conduct guidelines particularly applicable to such individuals.

Kingsway Financial Services Inc. believes that a strong effective independent board of directors plays an important role in protecting the interest of stakeholders and ensuring that the Company complies with all relevant corporate governance regulations. The TSX Guidelines, the NYSE Rules and the provisions of various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, contain provisions governing the independence of Kingsway's Board and the composition of its committees. Currently, only one of seven persons proposed for election to the Board at the 2004 Annual Meeting does not qualify as an independent director. The Board has determined that all persons proposed for nomination as a director at the 2004 Annual Meeting of Shareholders, other than the President and Chief Executive Officer, qualify as independent and each such nominee is "unrelated" to Kingsway within the meaning of the TSX Guidelines and independent as defined in the NYSE Rules. Each of Kingsway's committees (Audit, Compensation and Management Resources, Investment, and Nominating) have adopted a committee charter which expressly outlines its respective obligations to the Board of Directors and the Company. These charters are described in the Company's Management Information Circular circulated to the shareholders in connection with the 2004 Annual Meeting. Each charter includes provisions which enable individual directors to engage outside advisers at the expense of Kingsway in appropriate circumstances. In addition, each of the Audit Committee, Compensation and the Management Resources Committee are mandated to meet without management present. The Board meets without management in attendance at least twice in every year.

All directors of the Board currently serve on at least one of the committees of the Board. In addition, in accordance with the TSX Guidelines and NYSE Rules, each of the Audit, Compensation and Management Resources, and Nominating Committees, are composed entirely of independent directors. The Investment Committee is comprised of a majority of independent directors. The Board has determined that each of the members of the Audit Committee is financially literate and that David Atkins, the Chairman of the Audit Committee is an "audit committee financial expert" as defined in the NYSE Rules. The Chief Executive Officer and the Chief Financial Officer file with the U.S. Securities and Exchange Commission all applicable certifications prepared in accordance with the provisions of the Sarbanes-Oxley Act.

The Board has adopted a disclosure policy designed to ensure that communications to the public are timely, factual and accurate and that such communications are broadly disseminated in accordance with all legal and regulatory requirements. The disclosure policy is posted on our website. Management is receptive to shareholder feedback in any form. It is the policy of Kingsway to receive and respond promptly to shareholder enquiries, while being guided by legal requirements and the Company's policies in respect of confidentiality and disclosure.

Management's Discussion and Analysis

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this annual report.

From time to time, we make written and oral forward-looking statements, including in this annual report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. Forward-looking statements include, among others, statements regarding the Company's objectives and strategies to achieve them. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences are discussed under the section entitled "Risk Factors" of this annual report and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled "Risk Factors" is not exhaustive of all possible factors. Other factors could also adversely affect the Company's results. All such factors should be considered carefully when making decisions with respect to the Company, and undue reliance should not be placed on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

All of the dollar amounts in this annual report are expressed in Canadian dollars, except where otherwise indicated. References to "Canadian dollars," "dollars," "C$," or "$" are to Canadian dollars and any references to "U.S. dollars" or "US$" are to U.S. dollars. As presented in this annual report, our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

Contents

Overview

Kingsway Financial serves as the holding company for all of our subsidiaries, Kingsway America is the holding company for all of our U.S. operating subsidiaries. Our insurance subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company and American Country Insurance Company in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. In the year ended December 31, 2003, we generated 75% of our gross premiums written from the United States and 25% from Canada.

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal lines of business are non-standard automobile and trucking insurance. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In the year ended December 31, 2003, we derived 37% of our gross premiums written from non-standard automobile insurance, 31% from trucking, 12% from commercial and personal property coverages, 11% from commercial automobile, 4% from standard automobile, 2% from motorcycle and 3% from other specialty lines.

We are a leading provider of non-standard automobile and motorcycle insurance in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Florida, Illinois, and South Carolina, based on direct premiums written. We are the third largest writer of non-standard automobile insurance in Illinois and the fourth largest in South Carolina according to A.M. Best.

Since 1996, we have experienced significant growth through acquisitions. In Canada, we acquired York Fire in February 1996 and Jevco in March 1997. In the United States, we acquired Universal Casualty and Southern United in January 1998, American Service in March 1998, Lincoln General in December 1998, U.S. Security in January 1999, and American Country in April 2002 (using an effective date of March 31, 2002).

We accounted for these acquisitions using the purchase method of accounting. Accordingly, we included the assets and liabilities of the acquired entities in our consolidated financial statements at their fair value at the date of acquisition and the results of their operations from that date.

In 2003, our gross premiums written increased 24% to $2.64 billion, compared to $2.12 billion in 2002. Our return on equity averaged 11.2% for the fiscal years 1999 to 2003. For the year ended December 31, 2003, our return on equity was 12.9% on an annualized basis compared to 13.8% in 2002. As of December 31, 2003, we had total assets of $3.6 billion and shareholders' equity of $705.0 million. During the year ended December 31, 2003, shareholders' equity was negatively impacted by the unrealized currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars amounting to $105.4 million, or $1.88 per share outstanding at December 31, 2003.

The insurance industry is highly competitive. However, we generally seek to identify and operate in specialty markets which present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors. We focus on specialty lines of automobile, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not knowingly underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we have been able to deliver returns that have exceeded the average in our industry in both the United States and Canada.

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of net claims incurred by net premiums earned.

Combined Ratio


(%)
120
100
80
U.S. Industry†
Canadian Industry*
Kingsway
101.4
101.1
98.7
99
00
01
02
03

* Sources - Canadian: 1999-2002 - IAO, The Quarterly Report, 2nd Quarter, 2003
2003 - IBC, Perspective, March, 2004

† Source - U.S.: 1999-2003 - A.M. Best, Review Preview, January, 2004

The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We, therefore, emphasize underwriting profit and will not underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. Management's incentive compensation is directly linked to our combined ratio and our return on equity objectives.

In recent years, the North American property and casualty insurance market, including the non-standard automobile market, has been less price competitive than in the late 1990's. Many insurers significantly reduced premium rates from 1998 to 2000 due to higher investment returns and an over-capitalization of the industry which subsequently led to poor underwriting results, together with investment impairments, caused an erosion of capital by December 31, 2002. As a result, premium rates began to rise and continued to do so throughout 2001, 2002 and 2003. Generally, we expect the rate increase trend to continue into 2004.

The industry posted better underwriting results for 2002 and 2003 due to the increase in premium rates. However, the continued trend of adverse development of prior years' claims continued to minimize improvement in reported underwriting results as many companies announced material year-end increases to prior years' claims reserves, including Kingsway.

At the same time, in both 2002 and 2003, the insurance industry has been adversely affected by lower interest rates and a significant drop in equity indices. Poor pricing, adverse prior years' claims development and historically low investment returns have also triggered an unprecedented rise in reinsurance rates and a significant decline in available reinsurance capacity. Although there has been a series of new reinsurance companies started since late 2001, these new companies have not materially replaced the capital and corresponding reinsurance capacity lost since that time. As a result of all of the above factors taken together, we believe the insurance industry's current improved pricing environment and significant limitations due to capital constraints will continue in the U.S. and Canadian insurance markets through 2004.

Corporate Strategy

Our strategy is to build long-term shareholder value by targeting three financial measurements over a five year period: (i) a 15% average after-tax return on shareholders' equity, (ii) an average combined ratio, a measurement of profitability, of 96% or lower, and (iii) average increases in net premiums earned of 15% per annum. Our strategy is characterized by the following principles:

- **Adhere to a strict underwriting discipline.** We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. Over the five year period ended December 31, 2003, our combined ratio averaged 100.8%, including 106.0% for our Canadian operations and 98.8% for our U.S. operations. For the year ended December 31, 2003, our combined ratio was 101.4%, including 111.8% for our Canadian operations and 98.3% for our U.S. operations. Management's incentive compensation is directly linked to our combined ratio and return on equity objectives.
- **Apply a specialty focus to regional markets.** We seek to identify market segments where we believe competition is more limited, presenting the potential for above average returns. We believe that the non-standard automobile insurance business, our primary business, is presently one such specialty market. Other specialty markets in which we operate include trucking, taxi, motorcycle and warranty insurance. We operate through a network of regionally based operating subsidiaries. This decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.
- ***Rigorously manage claims at the local level.*** We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional operating subsidiaries and by some of our MGAs. We maintain a culture of rigorously investigating claims, preventing fraud and litigating our claims as necessary before final settlement.
- **Expand in the United States and Canada.** We rely on our detailed understanding of our regional markets to take advantage of any favorable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus. Since late 2001, we have also entered into new programs with several Managing General Agents (MGAs) in the United States to expand the distribution network for our core business lines. In 2003, gross

premiums written from these programs were $1,290.0 million or 49% of our business, compared to $961.4 million or 45% of our business in 2002.

- **Maintain a strong relationship with our agents, MGAs and brokers.** We are committed to our distribution network of independent agents, MGAs and brokers. We continually strive to provide the highest level of service to our agents, MGAs and brokers and build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

Corporate Structure

We conduct our operations through our wholly owned subsidiaries in Canada and the United States. We are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in all states and the District of Columbia in the United States. We distribute all of our products through independent agents, MGAs, and brokers.

We conduct our operations through these subsidiaries to, among other things:

- maintain discrete brand identities; and
- develop expertise and organizational cultures that best serve the individual markets in which we operate.

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community. Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the audited financial statements included in pages 60 to 61 of this annual report. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of the provision for unpaid claims is the area where the degree of judgment required to determine amounts recorded in the financial statements makes the accounting policy critical. Management believes that the establishment of an other-than-temporary impairment of an investment security requires a number of judgements and estimates which makes the accounting policy critical.

Revenues

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains. Our total revenues increased 38% to $2.5 billion in 2003 compared to $1.8 billion in 2002 and $0.9 billion in 2001.

Premium Income

The insurance industry is highly competitive. We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. In Canada, our main competitor for non-standard auto is Pembridge Insurance Company, a subsidiary of The Allstate Corporation. In the United States, we face competition in our non-standard automobile lines from Allstate, Progressive and State Farm and in our trucking lines from Associates Insurance Group, Old Republic General Group, Canal Insurance Company and Harco National Insurance Company. We also compete in both Canada and the United States with numerous smaller insurance companies. Many of our larger competitors have greater financial and other resources than we do, have more favorable A.M. Best ratings and offer more diversified insurance coverages. Many of our competitors in the non-standard automobile markets in the United States are small companies with limited capital resources who generally have less favorable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital by way of proportional reinsurance treaties. Current reinsurance market conditions have led to a contraction of the availability of these proportional coverages.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced acquisition costs.

Additionally, our markets may attract competition from time to time from new or temporary entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally

Gross Premiums Written by Geographic Area


(%)
Canada
U.S.
80
70
60
50
40
30
20
10
0
33.4
66.6
23.1
76.9
24.8
75.2
01
02
03

Net Premiums Earned


($ millions)
2000
1500
1000
500
0
445.6
540.0
872.8
1,737.8
2,382.0
50% CAGR
99
00
01
02
03

not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or "soft" market conditions.

We attribute the growth over the last five years to our various acquisitions and to internal growth, as we have executed our strategy to diversify both by line of business and by geographic location. We believe that our ability to compete successfully in our industry will be based on:

- our ability to identify specialty markets which are more likely to produce an underwriting profit;
- our disciplined underwriting approach;
- our prudent claims management; and
- the service and competitive commissions we provide to our agents, MGAs and brokers.

Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. We seek to achieve an underwriting profit, targeting a combined ratio of 96% or less. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes have decreased, in some cases significantly. Underwriting profitability is dependent in large part on the amount of claims incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the amount of claims to be incurred on the policies sold is unknown. The process for estimating claims is inherently uncertain and imprecise.

We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, reduction in agent commissions, policy non-renewals (where permitted) and other administrative changes. All companies writing insurance in Canada and in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without approval for new rates.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2003, approximately 49% of our gross written premiums was sourced through MGAs and approximately 51% was sourced through independent agents. We maintain an "open market" approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that generally used by automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, MGAs and brokers. We continually strive to provide excellent service to our agents, MGAs and brokers and build relationships in the local markets in which we operate. We communicate with our agents, MGAs and brokers through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs. We believe that the commissions we pay to our agents, MGAs and brokers are fair and competitive.

Our independent agents, MGAs and brokers generally have the authority to enter into binding policies on our behalf with respect to specified insurance coverages within prescribed underwriting guidelines, subject to compliance with our mandated procedures. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, our independent agents, MGAs and brokers do not have authority on our behalf to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments. Certain MGAs have greater authority than our independent agents and brokers. However, we work diligently with them to ensure that they adhere to our underwriting standards and claims handling procedures.

We write automobile insurance primarily for the non-standard automobile and trucking markets. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages for individuals that we provide include motorcycle, homeowners and selected specialty lines. Our commercial coverages include automobile, trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 46.3% of our gross premiums written for the year ended December 31, 2003 and 53.7% was generated from our commercial lines.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft.

Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

Our gross premiums written increased 24% in 2003 to $2.64 billion, compared to $2.12 billion in 2002. In 2003, we experienced an increase of 33% in gross premiums written for our Canadian operations and 21% for our U.S. operations.

The following table sets forth our gross premiums written by line of business for the periods indicated:

For the year ended December 31,
(in millions of Canadian dollars, except for percentages)

	2003		2002	
Non-Standard Automobile	$ 966.1	36.6 %	$ 828.1	39.0 %
Standard Automobile	95.2	3.6	36.5	1.7
Motorcycle	57.4	2.2	52.3	2.5
Property (including liability)	43.3	1.6	49.2	2.3
Warranty	24.8	0.9	25.8	1.2
Other Specialty Lines	34.6	1.4	15.9	0.7
Total Personal	$ 1,221.4	46.3 %	$ 1,007.8	47.4 %
Trucking	808.4	30.7	685.5	32.3
Commercial Automobile	296.1	11.2	158.9	7.5
Property (including liability)	260.2	9.9	237.5	11.2
Other Specialty Lines	50.7	1.9	35.0	1.6
Total Commercial	$ 1,415.4	53.7 %	$ 1,116.9	52.6 %
Total Gross Premiums Written	$ 2,636.8	100.0 %	$ 2,124.7	100.0 %

We conduct our business in the United States and Canada. The following table sets forth our gross premiums written by state and province for the periods indicated:

For the year ended December 31,
(in millions of Canadian dollars, except for percentages)

	2003		2002	
California	$ 350.4	13.3 %	$ 230.1	10.8 %
Florida	318.2	12.1	257.4	12.1
Illinois	270.7	10.3	224.8	10.6
Texas	192.6	7.3	149.7	7.0
South Carolina	81.4	3.1	93.1	4.4
Alabama	61.3	2.3	60.0	2.9
Pennsylvania	52.0	2.0	54.8	2.6
Other	655.3	24.8	564.0	26.5
Total United States	$ 1981.9	75.2	$ 1,633.9	76.9 %
Ontario	$ 304.7	11.5 %	220.0	10.4
Alberta	146.5	5.5	122.8	5.8
Québec	128.1	4.9	109.0	5.1
Other	75.6	2.9	39.0	1.8
Total Canada	654.9	24.8	$ 490.8	23.1 %
Total Gross Premiums Written	$ 2,636.8	100.0 %	$ 2,124.7	100.0 %

Non-Standard Automobile

Non-standard automobile insurance accounted for 37% and 39% of our gross premiums written for the years ended December 31, 2003 and 2002, respectively. Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer fraud. However, these factors are mitigated to some extent by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage. In addition, policy renewal rates tend to be low for non-standard automobile policies as policyholders often allow their policies to lapse because of non-payment of premiums and then reapply for insurance as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders and to react promptly to issue cancellation notices for non-payment of premiums.

The insuring of non-standard drivers is often transitory. We expect that if and when their driving records improve, these drivers will qualify for and obtain insurance in the standard market at lower premium rates. As a result, our automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly installment basis. We limit our risk of non-payment of premiums by requiring a deposit for two months of insurance premiums.

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist in Ontario. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Assessments from the Facility Association in Ontario increased our underwriting loss by $6.3 million in 2003 and reduced our underwriting profit by $1.4 million in 2002. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Alberta and Québec, with Alberta being our largest market. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage with accident benefit insurance. We obtained approval for premium rate increases effective in early 2002 in Ontario of 5.7% and Alberta of 10.0%. In July 2002, we obtained approval for a further rate increase commencing September 2002 and to eliminate certain rating classes in Ontario, the effect of which was an average 22.3% increase in premiums, although many of our insureds faced increases in excess of 40%. Further rate increases of 16.4% and 2.4% were effective in January and May 2003, respectively in Alberta, and effective February 2003, we obtained approval for an additional average 7% increase in Ontario. Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and November of 2003, respectively. In December 2003 the Ontario legislature passed the Automobile Insurance Rate Stabilization Act of 2003 (the "Rate Stabilization Act") and the rate freeze was removed in January 2004. The Alberta government has indicated that its rate freezes are in anticipation of a rate reform program that will reward safe drivers while allowing rate increases to be imposed on drivers with at-fault claims and poor driving records. At this time there is no certainty as to what the final Alberta legislative provisions will be or how such legislation will impact our Ontario and Alberta automobile business. We continue to assess opportunities for additional rate increases.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California, Louisiana, Ohio and Virginia. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas of Illinois. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than US$40,000 per occurrence. Consequently, we are able to retain most of our gross written premiums for our own account while minimizing our claims exposure, and only purchase reinsurance to limit our exposure to the larger and catastrophic type losses.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard-risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market. However, the frequency and severity of accidents and other loss events are also typically lower. Our standard automobile business is written in Ontario and Alberta.

Motorcycle

Motorcycle insurance primarily consists of liability, physical damage and personal injury insurance coverages. In Canada, we are the leading writer of motorcycle insurance, writing over 30% of the total market. We write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We obtained approval for a 17.7% rate increase effective March 1, 2003 and a 7.1% rate increase effective March 1, 2004 in Ontario, our largest market. We also write motorcycle insurance in the United States.

Property (including liability)

We write property (including liability) insurance for businesses and individuals in Canada and the United States. This business focuses on insuring against damage to property and accidents that may occur on such property. Our commercial property and liability business consists of risks that are difficult to place due to class, age, location or occupancy of the risk. These risks are characterized by high premiums and deductibles and limited coverage. We generally limit our exposure to no more than $500,000 in Canada and US$500,000 in the United States on any one risk.

Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance. We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies. We believe these risks provide us with the opportunity to achieve attractive returns.

Our strategy is to operate as a niche underwriter of classes of property business that are more difficult to underwrite and offer the potential to achieve higher levels of underwriting profitability. We underwrite this business using our carefully developed underwriting methodology based on a stringent set of criteria. This business is seldom subject to a high degree of competition and we have often been able to write these policies at relatively high rates with fairly restricted coverage.

Warranty

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer's or builder's warranty. We discontinued writing any new warranty business in Canada during 2003.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. Since late 2000, several companies have exited this business as a result of poor performances due to severe underpricing. These market conditions have allowed us to increase our prices, expand our relationships and have led to a significant increase in our gross premiums written for trucking insurance.

In the year ended December 31, 2003, gross premiums written from trucking increased by 17.9% to $808.4 million compared to $685.5 million in 2002. Trucking insurance accounted for 31%, 32% and 24% of our gross premiums written for the years ended December 31, 2003, 2002 and 2001, respectively.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through American Service and American Country we are the largest writer of taxi risks in the Chicago area. In the year ended December 31, 2003, gross premiums written from commercial automobile increased by 86% to $296.1 million compared to $158.9 million in 2002, primarily as a result of the acquisition of American Country in April 2002.

Other Specialty Lines

Our other specialty lines include customs and surety bonds written in both the United States and Canada. Custom bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada, as well as any penalties incurred due to late payment of the duties or administrative non-compliance. Such duties generally represent less than 5% of the face value of the imported goods. We also write contract payment and performance and other miscellaneous surety bonds.

Gross Premiums by Business Line


($ millions)
2003
2002
966.1
828.1
95.2
36.5
57.4
52.3
43.3
49.2
24.8
25.8
34.6
15.9
808.4
685.5
296.1
158.9
260.2
237.5
50.7
35.0
0
20
40
60
80
100
Non-Standard Automobile
Standard Automobile
Motorcycle
Personal-Property & Liability
Warranty
Personal-Other Specialty
Trucking
Commercial-Automobile
Commercial-Property & Liability
Commercial-Other Specialty

Investments and Investment Income

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and generate investment returns. We invest predominantly in high quality corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control.

Our investment guidelines stress the preservation of capital, market liquidity to support payment obligations of our insurance liabilities and the diversification of risk. As part of this strategy, we attempt to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of our policy claims liabilities. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to their maturity. Insurance laws and regulations in each domiciliary state or province also place limitations on the permitted investments of property and casualty insurers.

All of our investments are managed by professional, third-party investment management firms and we monitor their performance. We have engaged Conning Asset Management to oversee the majority of the fixed income investments of our U.S., Canadian and Bermuda subsidiaries. In addition, Burgundy Asset Management, Deans Knight Capital Management Limited, Marquest Investment Counsel, SFE Investment Counsel, Kingwest and Company, J. Zechner Associates Inc. and Royal Bank of Canada (Caribbean) have each been engaged to manage portions of our subsidiaries' equity and fixed income investments.

At December 31, 2003, we held cash, investments and accrued interest with a fair value of $2.73 billion and a carrying value of $2.67 billion, resulting in a net unrealized gain of $52.5 million. Because most of our investment portfolio is comprised of fixed-income securities which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. We do not hedge any foreign currency exposure that may exist in the portfolio. Our U.S. operations generally hold investments in U.S. dollar denominated investments, and our Canadian operations in Canadian dollar investments.

With the exception of U.S. and Canadian government bonds, it is our policy to limit our investment concentration at each of our subsidiary companies in any one issuer or related groups of issuers to less than 5% of the subsidiary company's investment portfolio.

Investment and Premium Finance Income
($ millions)


80
70
60
50
40
30
20
10
0
37.8
44.6
52.6
64.9
78.4
20% CAGR
99
00
01
02
03

Investment Portfolio
($ millions)


2,674.1
2500
2000
1500
1000
500
0
693.0
787.5
1,235.4
2,094.9
99
00
01
02
03

The following table summarizes the fair value of our investments, including cash and cash equivalents, at the dates indicated:

For the year ended December 31, (in millions of Canadian dollars)	2003	2002
Type of investment		
Term deposits	$ 285.5	$ 506.5
Government Bonds	$ 787.5	$ 454.5
Corporate debt securities	$ 1,112.4	$ 630.7
Subtotal	$ 2,185.4	$ 1,591.7
Preferred shares	$ 0.5	$ 2.0
Common shares	$ 297.7	$ 185.8
Finance premiums	$ 80.9	$ 86.8
Cash and cash equivalents	$ 140.9	$ 244.9
Total	$ 2,705.4	$ 2,111.2

Investment results before the effect of income taxes were as follows:

For the year ended December 31, (in millions of Canadian dollars)	2003	2002
Average investments at cost	$ 2,384.5	$ 1,665.1
Investment income after expenses	$ 78.4	$ 64.9
Percent earned on average investments (annualized)	3.3%	3.9%
Net realized gains	$ 55.0	$ 16.3
Total realized yield	5.6%	4.9%
Change in unrealized investment gains	$ 20.0	$ 21.0
Total return yield	6.4%	6.1%

The percentages earned on average investments shown above compare with the Lehman Brothers Global Bond Index of 12.5% and 28.7% for the S&P 500 Index for the twelve months ended December 31, 2003.

The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated.

For the year ended December 31, (in millions of Canadian dollars)	2003	2002
Due in less than one year	$ 605.5	$ 638.2
Due after one through five years	1,155.0	717.5
Due after five through ten years	319.9	188.2
Due after ten years	105.0	47.8
Total	$ 2,185.4	$ 1,591.7

Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

Currently, we maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. We believe that our high quality, liquid investment portfolio and our success in underwriting provide us with sufficient liquidity to meet our obligations to our policyholders.

The following table summarizes the composition of the fair value of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody's Investors Service, using the higher of these ratings for any security where there is a split rating.

As at December 31,	2003	2002
Rating		
AAA/Aaa	60.5%	61.5%
AA/Aa2	17.6%	23.1%
A/A2	17.2%	10.1%
Percentage rated A/A2 or better	95.3%	94.7%
BBB/Baa2	2.1%	1.8%
BB/Ba2	0.3%	0.4%
B/B2	0.5%	0.5%
CCC/Caa or lower, or not rated	1.8%	2.6%
Total	100.0%	100.0%

The fair value of our investment portfolio, including cash and premium finance receivables, amounted to $2.7 billion at December 31, 2003 and $2.1 billion at December 31, 2002. At December 31, 2003, our portfolio, other than cash and premium finance receivables, was comprised primarily of short-term securities including treasury bills, bankers' acceptances, government bonds and corporate bonds. The fair value of equity investments represented 11% of our investment portfolio at December 31, 2003 and 9% of our investment portfolio at December 31, 2002. The following chart shows how the carrying value of our investment portfolio, including accrued investment income, has grown over the last seven years.

	Investment Portfolio (in $millions)	Investment Portfolio Per Share Outstanding (in $'s)	Cash Flow Generated from Operations (in $millions)
1996	$ 188	$ 7.08	$ 45
1997	$ 354	$ 9.87	$ 48
1998	$ 634	$ 17.65	$ 63
1999	$ 693	$ 20.38	$ 34
2000	$ 787	$ 23.12	$ 93
2001	$ 1,235	$ 25.39	$ 207
2002	$ 2,095	$ 42.93	$ 600
2003	$ 2,674	$ 47.90	$ 617

We historically complied with SFAS 115 related to Accounting for Certain Investments in Debt and Equity Securities and recognized losses on securities whose decline in market value was deemed to be other than temporary. Subsequent to the issuance of SAB 59 in 2001, however, we reviewed our policy for determining declines considered other than temporary against the guidance provided by the SEC and identified certain securities for which a write-down may have been appropriate, based on the more specific requirements. We disposed of those securities that fell into this category and recognized the loss. None of the capital losses realized in 2003, 2002 and 2001 were considered individually material as we limit the exposure to any one security through our investment policy.

We recognized charges of $3.5 million, $6.6 million and $1.2 million for investment value impairment that was considered other than temporary for the years ended December 31, 2003, 2002 and 2001, respectively. We perform periodic analyses of our investment holdings to determine if declines in market value are other than temporary. These periodic analyses include some or all of the following procedures:

- identifying all security holdings in an unrealized loss position that has existed for at least six months;
- obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;
- reviewing the trading range of certain securities over the preceding calendar period;
- assessing if declines in market value are other than temporary for debt security holdings based on the investment grade credit rating from third party security rating agencies;
- assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of their debt service record; and
- determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.

The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:

- the opinion of professional investment managers could be incorrect;
- the past trading patterns of individual securities may not reflect future valuation trends;
- the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company's financial situation; and
- the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the company's unknown underlying financial problems.

The length of time securities may be held in an unrealized loss position may vary based on the opinion of our appointed investment managers and their respective analyses related to valuation and the various credit risks that may prevent us from recapturing our principal investment. In cases where our appointed investment manager determines there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures.

In situations where facts emerge that might increase the risk associated with recapture of principal, securities would be traded and losses realized. Due to the current volatility of the equity markets, we believe there are a number of securities currently trading at values below their respective intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions driving the investment manager's valuation of the holding. In cases where the economic realities divert from the underlying assumptions driving the investment manager's valuation, securities would be traded and losses realized. In cases where the economic assumptions coincide with valuation assumptions, the holding would be maintained until the market value of the security recovers in the public markets.

At December 31, 2003, and December 31, 2002, the gross unrealized losses amounted to $14.4 million and $11.3 million, respectively. The unrealized loss attributable to non-investment grade fixed income securities at December 31, 2003 and December 31, 2002 was $0.7 million and $0.8 million, respectively. The unrealized losses at December 31, 2003 and December 31, 2002 were considered temporary declines in market value based on the review of individual holdings as indicated above.

At December 31, 2003 and December 31, 2002, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no investment impairment provision was considered necessary. Common stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the respective holdings. In making our investment impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators (such as the price of oil when evaluating an oil and gas sector holding) and reviewed stock market trends.

The following table segregates the gross unrealized losses at December 31, 2003 and December 31, 2002 by security type or industry sector:

(in thousands of Canadian Dollars)

	December 31, 2003	December 31, 2002
Mortgage backed	$ (497)	$ -
Government	(4,729)	(84)
Provincial, State, Municipal	193)	-
Financial Services	(3,206)	(1,609)
Energy	(647)	(414)
Telecommunications	(412)	(493)
Information Technology	(199)	(646)
Consumer Products	(1,628)	(1,372)
Metals & Mining	(37)	(225)
Industrials	(1,471)	(2,972)
Utilities	(313)	(9)
Media	(20)	(1,227)
Medical	(122)	(6)
Pharmaceuticals	(615)	(701)
Retail	(266)	(1,323)
Real Estate	(18)	(233)
Total	$ (14,373)	$ (11,314)

We may hold other non-traded securities from time to time subject to the review and approval of our Investment Committee. As at December 31, 2003 and December 31, 2002, the carrying value of non-traded securities was $nil and $22.7 million respectively and the fair value approximated the carrying value. The fair value of non-traded securities is estimated based on a multiple of earnings per share that is consistent with earnings multiples of other public entities in the same industry. The fair value of non-traded securities is reviewed at least annually to determine if any decline should be considered other than temporary.

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed-income securities will generally decrease and our realized gains on fixed-income securities will likely be reduced.

We currently maintain and intend to maintain an investment portfolio comprising primarily fixed income securities. Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the equity securities we own.

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly installments. We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional premium for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment defaults by insured, we do not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge. We consider our income from our premium finance activities to be a part of investment income, because this additional premium is essentially an interest payment on the balance of unpaid premium. At December 31, 2003, the balance of our financed premiums was $80.9 million compared to $86.8 million at December 31, 2002. The fair value of financed premiums approximates their carrying amount.

Our investment income, including net realized gains, increased 64% in 2003 to $133.4 million, compared to $81.1 million in 2002. Our insurance subsidiaries' investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations, in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. The majority of our investments are held by our insurance subsidiaries. Because most of our investment portfolio is comprised of fixed-income securities, which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments that are subject to changes in market values with changes in interest rates. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without penalties.

We maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. We believe that funds generated by operations and our liquid investment portfolio provide us with sufficient liquidity to meet our obligations to our policyholders.

Provisions for Unpaid Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management, which we believe is one of our areas of expertise. We believe that effective claims management is fundamental to our operations. We investigate the actual circumstances of the incident that gave rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten.

The nature of non-standard automobile insurance typically requires more thorough claims management and, in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters. If necessary, we also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. Claims are scrutinized by an appraiser, an adjuster and, as appropriate, senior management, before claims payments are made.

We establish provisions for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and incurred but not reported (IBNR) claims. Our provisions for unpaid claims are based on individual reported claims, for which we establish case reserves; estimated provisions for claims that have not yet been reported but we expect will be reported in the future and expected future development on existing reported claims; and internal or unallocated claims adjustment expenses. The provisions for claims not yet reported and future development on existing reported claims are sometimes referred to as provisions for IBNR. The establishment of provisions for unpaid claims is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include our experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, claim frequency patterns and inflation rates. Our provisions for unpaid claims are not discounted to reflect expected future payouts of claims nor do they reflect any future investment income.

The process for establishing the provisions for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Factors affecting provisions for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions' determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos, environmental or other products liability exposure.

The process of establishing provisions for unpaid claims relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that we originally established. In addition, we conduct a detailed review of all open claims each quarter and consider all factors into the provisions' calculation. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

Each operating company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. The process undertaken by each operating company includes evaluating all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, of inflation and the impact that any premium rate action or changes in operating structure or process may have on future loss settlements. The management of each operating company works with reporting segment management to ensure IBNR reserve methodologies are appropriate, based on lines of business and geographic region. Management incorporates all of the above information to record its best estimate of liabilities for unpaid claims.

Once an amount for liabilities for unpaid claims is established by management, our independent appointed actuary reviews management's methodologies, data and work papers to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary's range of reserve estimates. The provisions for unpaid claims established by each operating company are then consolidated for public reporting purposes. In accordance with actuarial standards, in the United States the independent actuary develops a range of reserve estimates and a recommended point estimate of reserves, and in Canada develops a point estimate.

As of December 31, 2003, the range of reserve estimates for unpaid claims for our U.S. subsidiaries established by our independent appointed actuary and the actual provision for unpaid claims on a gross basis for each of our operating companies were as follows:

(in millions of Canadian dollars)

United States	Low	High	Actual
Lincoln General Insurance Company	$ 653.8	$ 832.6	$ 726.3
American Country Insurance Company	146.8	187.9	164.2
American Service Insurance Company	63.2	79.6	75.1
U.S. Security Insurance Company	76.7	87.4	81.3
Universal Casualty Insurance Company	38.9	55.5	46.1
Southern United Fire Insurance Company	34.6	41.8	37.1
Kingsway Reinsurance Corporation (Barbados)	6.7	6.7	6.7
	$ 1,020.7	$ 1,291.5	$ 1,136.8
Canada			
Kingsway General Insurance Company			$ 420.5
Jevco Insurance Company			48.9
York Fire & Casualty Insurance Company			63.5
Total Consolidated Provision for Unpaid Claims			$ 1,669.7

Our policy as of December 31, 2003 is, and in the future will be, that to the extent that management's estimates of reserve levels at our individual insurance subsidiaries are less than the point estimates recommended by our independent actuary, those reserve levels will be adjusted to levels that are no less than the recommended point estimate. Under Canadian actuarial practice the appointed actuary does not provide a range of reserve estimates, but provides a point estimate for estimated claims liabilities. Each of our Canadian subsidiaries recorded at least 100% of the point estimate recommended by the appointed actuary.

During 2003 we significantly strengthened both reserves on individual claim files (case reserves) and our IBNR reserves. At December 31, 2003 our U.S. operations increased case reserves by 42%, IBNR by 85% and total reserves by 61% compared to December 31, 2002 and our Canadian operations also increased case reserves by 63%, IBNR by 58% and total reserves by 61%.

The following table summarizes the provisions for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1993 through 2002 for our Canadian operations and at the end of years 1998 to 2002 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31,2003.

as at December 31, 2003.
(In thousands of Canadian dollars, except percentages)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Unpaid claims - originally established - end of year, gross	**1,669,734**	1,200,554	589,963	435,322	444,689	446,245	198,186	-	-	- -	
Less: Reinsurance recoverable on unpaid losses	**155,445**	134,198	102,734	92,546	119,817	135,270	73,242	-	-	-	-
Unpaid claims - originally established - end of year, net	**1,514,289**	1,066,356	487,229	342,776	324,872	310,975	124,944	65,142	24,322	16,987	10,945
Cumulative paid as of:											
One year later		504,772	382,051	189,801	149,708	141,093	46,083	31,309	13,665	12,384	5,984
Two years later			438,175	301,411	239,178	217,108	74,479	42,108	19,404	18,633	8,032
Three years later				383,015	309,888	261,809	91,127	55,214	25,273	22,066	10,347
Four years later					352,025	306,748	108,391	60,230	31,738	25,456	11,739
Five years later						332,990	121,076	66,029	32,679	29,300	12,576
Six years later							125,577	68,543	35,884	29,051	14,259
Seven years later								71,209	37,419	31,068	14,147
Eight years later									35,870	32,515	14,160
Nine years later										30,393	16,834
Ten years later											14,573
Re-estimated liability as of:											
One year later		1,263,139	588,308	377,592	329,069	306,377	112,075	62,022	27,705	22,776	11,395
Two years later			677,729	423,371	346,548	309,629	114,922	65,122	27,467	25,628	12,187
Three years later				478,184	367,951	318,226	117,759	66,368	31,707	25,580	12,256
Four years later					399,910	333,109	122,578	66,508	32,254	27,589	12,164
Five years later						345,749	129,697	68,570	32,745	28,243	13,004
Six years late							135,544	71,720	34,050	28,225	13,310
Seven years later								74,315	36,520	28,892	13,219
Eight years later									36,000	32,248	13,652
Nine years later										30,239	16,387
Ten years later											14,253
As at December 31, 2003: Cumulative (redundancy) deficiency		196,783	190,500	135,408	75,038	34,774	10,600	9,173	11,678	13,252	3,308
Cumulative (redundancy) deficiency as a % of reserves originally established		18.45%	39.10%	39.50%	23.10%	11.18%	8.48%	14.08%	48.01%	78.01%	30.22%
Re-estimated liability - gross		1,408,616	764,617	547,277	460,181	434,803	203,758	-	-	-	
Less: Re-estimated reinsurance recoverable		145,476	86,888	69,093	60,271	89,054	68,214	-	-	-	
Re-estimated liability - net		1,263,140	677,729	478,184	399,910	345,749	135,544	-	-	-	
Cumulative (redundancy) deficiency-gross		208,062	174,654	111,955	15,492	(11,442)	5,572	-	-	-	
% of reserves originally established		17.33%	29.60%	25.72%	3.48%	(2.56%)	2.81%	-	-	-	

The foregoing table presents the development of unpaid claims liabilities for 1993 through 2002. The top line of the table presents the estimated liability for unpaid claims recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported. The table also presents the re-estimated liabilities for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2002. Information related to gross unpaid claims development is not available for years 1996 and prior.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the claims required for claims still open or claims still unreported. Favorable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined.

The table presents the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year and the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2003, we had paid $71.2 million of the currently estimated $74.3 million of claims that had been incurred through the end of 1996; thus an estimated $3.1 million of losses incurred through 1996 remain unpaid as of the current financial statement date.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1993 have developed adversely by $3.3 million over the ten subsequent years and unpaid claims at December 31, 1995 have developed adversely by $11.7 million over the eight subsequent years. The effects on income during the past three years due to changes in estimates of unpaid claims is shown in note 8(b) to the Consolidated Financial Statements as the "prior years" contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2003, but incurred in 1998, will be included in the cumulative development amounts for years 1998, 1999, 2000, 2001 and 2002. In addition, the deficiency identified during the year 2003 of $196.8 million was attributable to unpaid claims as at December 31, 2002 for unpaid claims for the year 2002 and all prior years. Of this deficiency, $107.4 million related to claims occurring in accident year 2002, $34.6 million to claims occurring in 2001, $22.9 million to claims in 2000, $19.3 million to claims occurring in 1999 and $6.8 million to claims occurring in 1997 and prior years.

The following table is derived from the unpaid claims re-estimates table above and summarizes the effect of re-estimates, net of reinsurance, on calendar year operations for the nine-year period ended December 31, 2003. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total accident year column represent the cumulative reserve re-estimates for the indicated accident year.

(in millions of Canadian dollars)

By Accident Year	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994 & Prior
By Calendar Year										
2003	**(196,783)**	107,362	34,608	22,854	19,318	6,794	3,252	3,115	1,489	(2,009)
2002		(101,079)	55,301	24,374	6,521	7,765	3,969	680	(886)	3,355
2001			(33,874)	13,695	8,483	7,173	2,783	757	638	345
2000				3,386	(6,651)	423	2,697	(351)	509	(13)
1999					6,377	(9,224)	1,601	699	(107)	654
1998						12,869	(15,969)	(1,140)	2,231	2,009
1997							3,120	(3,358)	190	48
1996								(3,383)	531	2,852
1995									(5,789)	5,789
Total	**(196,783)**	6,283	56,035	64,309	34,048	25,800	1,453	(2,981)	(1,194)	13,030
Combined Ratio										
As reported	**101.4%**	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%	95.6%	96.6%	
Net reserve re-estimates	**(8.3%)**	0.4%	6.4%	11.9%	7.6%	8.2%	0.8%	(2.6%)	(2.6%)	
Accident year combined ratio	**93.1%**	100.2%	105.5%	112.9%	110.2%	102.1%	96.6%	92.8%	94.0%	

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.

Liability for Unpaid Claims December 31,
(in thousands of Canadian dollars)

Line of Business	2003	2002
Non-Standard Auto	$ 518,423	$ 401,976
Standard Auto	55,856	26,967
Commercial Auto	187,363	197,705
Trucking	567,326	320,708
Motorcycle	56,521	54,191
Property & Liability	223,775	192,023
Other	60,470	6,984
Total	$ 1,669,734	$ 1,200,554

Liability for Unpaid Claims - Net of Reinsurance Recoverables December 31,
(in thousands of Canadian dollars)

Line of Business	2003	2002
Non-Standard Auto	$ 509,606	$ 380,193
Standard Auto	50,801	25,024
Commercial Auto	178,389	175,097
Trucking	518,242	291,739
Motorcycle	44,434	45,583
Property & Liability	165,876	143,786
Other	46,941	4,934
Total	$ 1,514,289	$ 1,066,356

These increases (decreases) in prior year incurred claims, net of reinsurance, for the years ended December 31, 2003, 2002 and 2001 were $196.8 million, $101.1 million and $33.9 million, respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

Year Ended December 31, 2003
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
1998 and prior	$ 152	$ 3,531	$ 1,224	$ 6,045	$ 1,958	$ (269)	$ 12,641
1999	278	821	1,623	13,614	2,102	880	19,318
2000	1,929	1,732	4,875	11,719	2,253	346	22,854
2001	394	14,547	2,648	18,642	1,908	(3,531)	34,608
2002	(766)	11,813	3,327	60,346	7,817	24,825	107,362
Total	$ 1,987	$ 32,444	$ 13,697	$110,356	$ 16,038	$ 22,251	$196,783

Year Ended December 31, 2002
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
1997 and prior	$ 3,210	$ (467)	$ (108)	$ 4,402	$ 104	$ (3)	$ 7,118
1998	(71)	3,346	2,675	1,068	614	133	7,765
1999	396	1,177	1,692	2,212	1,036	8	6,521
2000	1,864	3,107	6,096	13,654	173	(520)	24,374
2001	336	4,575	6,051	42,981	1,385	(27)	55,301
Total	$ 5,735	$ 11,718	$ 16,406	$ 64,317	$ 3,312	$ (409)	$101,079

Year Ended December 31, 2001
(in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
1996 and prior	$ 35	$ (9)	$ (120)	$ 1,256	$ 540	$ 38	$ 1,740
1997	66	385	303	1,868	171	(10)	2,783
1998	1,480	255	470	4,881	76	11	7,173
1999	1,447	1,919	(161)	4,942	295	41	8,483
2000	553	1,923	1,991	9,119	399	(290)	13,695
Total	$ 3,581	$ 4,473	$ 2,483	$ 22,066	$ 1,481	$ (210)	$ 33,874

The results for the year ended December 31, 2003 and 2002 were adversely affected by the evaluation of unpaid claims related to prior years that identified a net deficiency of $196.8 million and $101.1 million, respectively related to claims incurred during prior years.

The following table shows the sources of the prior years' development in the U.S. and Canada by line of business.

Increase (decrease) in claims incurred for unpaid claims arising from prior periods
Net of External Reinsurance
(in millions of Canadian dollars)

	2003	2002
United States Operations		
MGA program non-standard automobile	$ 21.1	$ 1.3
Florida non-standard automobile	19.2	9.5
Trucking	18.4	14.2
Commercial automobile	15.3	1.7
Southern United non-standard automobile	4.9	16.3
Other	13.9	(7.7)
Subtotal U.S. operations	92.8	35.3
Canadian Operations		
Alberta non-standard automobile	34.5	16.3
Ontario private passenger automobile	32.8	26.4
Trucking	14.0	6.4
Commercial automobile	18.6	8.7
Other	4.1	8.0
Subtotal Canadian operations	104.0	65.8
Total increases in claims incurred for unpaid claims occurring prior to December 31, 2002	$ 196.8	$ 101.1

United States Operations

MGA Programs Non-Standard Automobile

Lincoln General Insurance Company experienced adverse development on its MGA non-standard automobile programs of $21.1 million in 2003 and $1.3 million in 2002. The adverse development was related to the accident year 2002 and primarily related to the trend of liability settlements in the California market.

Florida Non-Standard Automobile

In 2002 and 2003, the increase in personal injury protection litigation in Florida gave rise to increased estimates for allocated loss adjustment expenses. The increase in litigation was caused in part by plaintiffs' attorneys bringing separate actions for each clinic or claimant, rather than consolidating cases, and by delays in claims handling due to difficulty in hiring enough qualified claims adjusters. Staffing issues have been alleviated resulting in a 33% decline in monthly suit counts since September 2002. At December 31, 2003, the provision for unpaid claims for non-standard automobile in Florida was $81.3 million, which was in excess of the point estimate recommended by the independent actuary. The range of reserve estimates for unpaid claims established by our independent appointed actuary was from $76.7 million to $87.4 million. Adverse development related to Florida non-standard auto business was $19.2 million for the year ended December 31, 2003 compared to $9.5 million for 2002. Average unpaid claims reserves were increased by 28% in 2003, whereas average settlements increased by only 17%.

Florida Non-Standard Automobile
(in U.S. dollars)

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported In	Total Settled In	Unpaid Claim Reserve	Settled Claim
2003	12,569	32,792	32,558	$ 2,846	$ 2,302
2002	12,335	32,098	29,695	$ 2,217	$ 1,969
2001	9,932	21,031	11,099	$ 1,979	$ 1,657

Long-Haul Trucking

At December 31, 2003 and 2002 the provision for unpaid claims for our U.S. long-haul trucking business was $453.5 million, and $267.4 million, respectively. Adverse development related to long-haul trucking business in the U.S. was $18.4 million for the year ended December 31, 2003 compared to $14.2 million in 2002. Development was experienced at Lincoln General Insurance Company on the trucking liability line of business for accident years 2001 and 2002. This development was the result of reserve strengthening in the current year for prior years due to the availability of more recent trends in loss settlement patterns that was not available at year end 2002.

Commercial Automobile

At December 31, 2003 and 2002 the provision for unpaid claims for our U.S. commercial automobile business was $143.0 million, and $168.4 million, respectively. Adverse development related to commercial automobile in the U.S. was $15.3 million for the year ended December 31, 2003 compared to $1.7 million in 2002. During 2003 we carried out a more extensive analysis of both internal and external data to determine appropriate levels of indemnity and allocated loss adjustment expenses for our taxi business at American Country. American Country now incorporates a more extensive analysis of both internal and external data as well as redefining the internal costs to be allocated to loss adjustment expenses. Additional development was experienced at Lincoln General Insurance Company on the commercial automobile liability line of business for accident years 2001 and 2002, similar to the long-haul trucking line of business. This development was the result of reserve strengthening in the current year for prior years due to the availability of more recent trends in loss settlement patterns that was not available at year end 2002.

Southern United Non-Standard Automobile

Although average settlements have remained consistent from 2001 to 2003, average reserves have increased 85% over the same period. The justification for this case reserve increase is that claims activities in newer territories such as South Carolina are developing with greater than expected frequency and severity requiring additions to the reserves. At December 31, 2003, the provision for unpaid claims for non-standard automobile at Southern United was $37.1 million, which was in excess of the point estimated recommended by the independent actuary. The range of reserve estimates for unpaid claims established by our independent appointed actuary was from $34.6 million to $41.8 million. Adverse development related to Southern United non-standard auto business improved to $4.9 million for the year ended December 31, 2003 compared to $6.3 million for 2002.

At Southern United we have put new management in place and have increased the quality and number of our claims staff to ensure that claims are investigated and adjudicated promptly and to avoid delays in establishing reserves for the ultimate cost of personal injury claims.

Southern United Non-Standard Automobile
(in U.S. dollars)

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported In	Total Settled In	Unpaid Claim Reserve	Settled Claim
2003	5,399	27,844	30,199	$ 5,801	$ 1,790
2002	7,754	36,632	38,239	$ 4,383	$ 1,707
2001	9,361	35,720	32,125	$ 3,129	$ 1,792

Canadian Operations

Alberta Non-Standard Automobile

Alberta non-standard automobile business contributed $34.5 million of the prior years' claims development in 2003, compared to $16.3 million in 2002. An increase in average reserves due to the continued escalation in bodily injury claim settlements as well as the standardization of our reserving methodology was the reason for the adverse claims development in 2002 and 2003 in Alberta, where we increased existing case reserves based on actual settlement patterns.

Ontario Private Passenger Automobile

Adverse development of our Ontario automobile business claims liabilities was driven by several factors. The following chart identifies the number of reported claims and the increase in reserves and settled claims from 2001 through 2003. The increase in fraudulent claims, the erosion of the tort threshold and accelerating health cost inflation contributed to the required increase in claims liabilities related to prior years. During that period we continued to revise our reserve methodology to react to the changing claims settlement environment. Although our average claims reserves at December 31, 2003 exceeded our average settlements in 2003, we expect claim settlements to approximate our current reserving position in the future.

Ontario Private Passenger Automobile

	Number of Claims			Average Dollars	
	Total Pending as of 12/31	Total Reported In	Total Settled In	Unpaid Claim Reserve	Settled Claim
2003	4,859	9,376	9,609	$ 30,865	$ 9,792
2002	5,092	11,711	11,700	$ 19,774	$ 8,619
2001	5,081	12,529	12,473	$ 14,366	$ 6,866

Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. The adverse development experienced by us was part of an industry wide adverse development situation that began to materialize in 2000 and continued through 2003. The escalation in health cost inflation and the higher incidence of fraud in Ontario significantly exceeded industry expectations.

Also, beginning in 2000, we identified significantly increased frequency and severity trends in health care costs in Ontario where we are required to offer unlimited coverages and much higher liability limits than our other markets. As changes to Ontario automobile policies have occurred, the changes have been reflected in our assessment of unpaid claims for current and prior years as well as our assessment of claims that occur in future periods. As a result, we increased our estimate for unpaid claims relating to automobile third party liability claims incurred prior to 2003. The estimated provisions related to automobile accident benefit claims were also increased as the assumed inflation rate and severity factors previously utilized were found to be inadequate based on the actual development experienced in 2003. We increased our reserves related to tort liability and revised our expected loss estimates for automobile accident benefit claims in our 2003 unpaid claims liabilities to account for the upward changes in both health care cost inflation and severity. Actuarial assumptions were also changed in 2003 to account for the shift in loss development trends. The numerous changes to Ontario automobile legislation and court decisions throughout the 1990's has inhibited the Canadian insurance industry's ability to accurately predict the ultimate claims liabilities associated with Ontario automobile policies, which includes automobile, trucking and motorcycle risks. Bill 198 was enacted in late 2002 and in addition favourable regulations were implemented during 2003. We have also been able to obtain significant rate increases in 2002 and 2003 for our Ontario automobile products. In addition to the enactment of more favorable automobile insurance legislation in Ontario to combat fraud and control the tort claims in the no-fault system, we believe we have taken the necessary steps to reflect the ultimate cost of claims from these years.

Trucking and Commercial Automobile

At December 31, 2003 and 2002 the provision for unpaid claims for our Canadian trucking and commercial automobile business was $158.2 million and $81.8 million, respectively. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased to reflect this pattern of settlement. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

Reinsurance

We purchase reinsurance from third parties in order to reduce our liability on individual risks and our exposure to catastrophic events. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $500,000 in Canada and US$500,000 in the United States with respect to property claims and $1.0 million in Canada and US$1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $5.0 million per occurrence to a maximum coverage of $50.0 million, and in the United States to US$5.0 million per occurrence to a maximum coverage of US$50.0 million. On January 1, 2003, our net exposure for Ontario automobile business claims was increased to $2.5 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than US$40,000 per occurrence, depending on the state. The cost of our external reinsurance represented 4.7% of gross premiums written for the year ended December 31, 2001, 5.4% for the year ended December 31, 2002, and 4.5% for the year ended December 31, 2003.

Gross and Net Premiums Written


Gross
Net
($ millions)
2500
2000
1500
1000
500
0
508.6
468.9
643.0
604.7
1,065.3
1,015.0
2,124.7
2,010.0
2,636.8
2,518.7
99
00
01
02
03
92%
94%
95%
95%
96%
Retention

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2003, we had $176.3 million recoverable from third party reinsurers and other insurers, which are generally unsecured. At December 31, 2003, 93% of the receivables were due from reinsurers that were rated "A-" or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and a provision for uncollectable reinsurance is recorded, if needed. The following table summarizes the composition of the amounts due from reinsurers at December 31, 2003, by the rating as assigned by A.M. Best to the applicable reinsurers.

December 31, 2003 A.M. Best Rating	
A++	17.9%
A+	23.9%
A	42.6%
A-	8.6%
B++/B+/B/B-	5.4%
C++u/C	0.1%
Not Rated	1.5%
Total	**100.0%**

Results of Operations

For the years ended December 31, 2003 and 2002

Gross Premiums Written

During the year ended December 31, 2003, premiums written increased by 24% to $2.6 billion compared to $2.1 billion in 2002. For the year ended December 31, 2003, gross premiums written for our U.S. operations were $2.0 billion, an increase of 21% over 2002, and for our Canadian operations were $654.9 million, an increase of 33% over 2002. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $234.8 million or 11% for the year ended December 31, 2003 compared to 2002.

Gross Premiums Written


($ millions)
3000
2500
2000
1500
1000
500
0
Kingsway
2,636.8
1,981.9
Canadian Operations
654.9
99
00
01
02

For the year ended December 31, 2003, gross premiums written from trucking and commercial automobile increased 31% to $1.1 billion compared to $844.4 million in 2002. Gross premiums written from non-standard automobile increased 17% to $966.1 million in 2003 compared to 2002. Increased premium rates and firming market conditions continue to be prevalent in all of our geographic locations. We continue to experience both volume growth and rate increases for both trucking lines and non-standard automobile in most of our markets, with the exception of Ontario and metropolitan Chicago where rate increases have led to a reduction in volume.

Net Premiums Written

Net premiums written increased 25% to $2.5 billion compared with $2.0 billion for the year ended December 31, 2002 as a result of higher levels of gross premiums written and a reduction in the percentage ceded to reinsurers. Net premiums written from our U.S. operations increased 23% to $1.9 billion compared with $1.5 billion in the year ended December 31, 2002. Net premiums written from our Canadian operations increased 33% to $616 million compared with $463 million for the year ended December 31, 2002.

Net Premiums Earned

Net premiums earned increased 37% to a record $2.4 billion for the year ended December 31, 2003, compared with $1.7 billion for 2002. For our U.S. operations, net premiums earned increased 38% to $1.8 billion in the year ended December 31, 2003 compared with $1.3 billion in 2002, and for our Canadian operations increased by 33% to $554 million compared with $415 million in 2002. Net premiums earned have increased due to the growth in written premiums in 2002 and 2003 and the strategy of shortening the policy duration of most of our non-standard automobile business to six month policy terms. In a rising rate environment, shorter policy terms lead to an acceleration of the benefit of rate increases.

Investment Income

Investment income increased to $78.4 million compared with $64.9 million for the year ended December 31, 2002. The investment portfolio has grown by 28% since the beginning of 2003 due to positive cash flow from operations and capital raised. This growth has been accomplished in a declining interest rate environment with new funds being invested primarily in short-term fixed income products. Our annualized investment yield for December 31, 2003 declined to 3.3% compared to 3.9% in 2002 reflecting the trend in short-term interest rates.

Net Realized Gains

Net realized gains amounted to $55.0 million in the year ended December 31, 2003 compared with net realized gains of $16.3 million in 2002. The majority of these gains were realized from the disposal of equity investments, including the disposal of an investment in USA Insurance Group which amounted to $18.8 million. As a result of our increased investment in common shares during 2003 and improved market performance, unrealized gains increased to $52.5 million at December 31, 2003 compared to $32.6 million at December 31, 2002. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would question the issuer's ability to satisfy their debt obligations).

Claims Incurred

Our claims ratio for 2003 was 74.3%, compared to 71.4% for 2002. The claims ratio for our U.S. operation was 71.5%, compared with 69.2% for 2002. The claims ratio for our Canadian operation was 83.7% compared to 78.3% for 2002. The results for 2003 and 2002 reflect increases in provisions for unpaid claims occurring prior to December 31, 2002 and December 31, 2001, respectively. These increases amounted to approximately $196.8 million, which increased the claims ratio by 8.3% for 2003, compared to $101.1 million and 5.8%, respectively, for 2002.

For our U.S. operations, prior years' claims development increased the claims incurred by $92.8 million, a 5.1% increase to the claims ratio, in 2003 compared to $35.3 million, a 2.7% increase to the claims ratio in 2002. In 2003, the source of the prior years' development in the U.S. operation was primarily split between long haul trucking ($18.4 million), and non-standard auto ($45.2 million). Our MGA non-standard automobile business represented $21.1 million of the total U.S. operations prior years' claims development in 2003 compared to $1.3 million in 2002. We adjusted our initial loss development factors on a number of our MGA programs to reflect actual loss trends experienced in 2003 and these new loss development factors will be used in the prospective reserving process. Florida non-standard auto contributed $19.2 million of the adverse development in 2003, compared to $9.5 million in 2002. Continued cost escalation of loss adjusting expenses and an increase in the number of files litigated in Florida non-standard auto required upward adjustments to open claims reserves for both the current and prior years.

For our Canadian operations, prior years' claims development increased the claims incurred by $104.0 million, a 18.8% increase to the claims ratio, in 2003 compared to $65.8 million, a 15.9% increase to the claims ratio, in 2002. Kingsway General's Alberta non-standard automobile business contributed $34.5 million of the prior years' claims development in 2003, compared to $16.3 million in 2002. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in 2003 for Alberta non-standard automobile, where we increased existing case reserves based on actual settlement patterns. Our Ontario private passenger automobile business contributed $32.8 million of the prior years' claims development in 2003, compared to $26.4 million in 2002. Continued health care cost inflation and bodily injury award increases beyond expected levels required reserve levels to be increased on open files for Ontario non-standard automobile on average by approximately 56% in 2003. Our Canadian trucking business contributed $14.0 million to the 2003 prior years' claims development, compared to $6.4 million in 2002. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased in 2003 to reflect this pattern of settlement. Our commercial automobile business in Canada contributed $18.6 million of the prior years' claims development in 2003 compared to $8.7 million in 2002. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business. We conducted a detailed claim file review of our Canadian operations during 2003 to determine the adequacy of case reserving. As a result, revised guidelines have been established for setting reserves for new bodily injury and accident benefit claims in all provinces and for all lines of business. In addition, new Ontario automobile regulations curtailing health care costs and increasing tort award deductibles should reduce the cost escalation trends experienced over the last several years.

Underwriting Expenses

Our expense ratio for 2003 improved to 27.1% compared to 28.4% in 2002. The expense ratio for our Canadian operations for 2003 was 28.1%, compared to 30.1% in 2002 and the expense ratio for our U.S. operations was 26.8% and 28.0%, respectively, in 2003 and 2002. In order to be more consistent with industry practice and the treatment of expenses on MGA business, effective October 1, 2002, we initiated the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change was an increase in net income of $7.4 million for 2003 compared to $4.2 million in 2002.

Combined Ratio

The combined ratio deteriorated to 101.4% compared with 99.8% in 2002, which produced an underwriting loss of $33.9 million compared with an underwriting profit of $2.6 million in 2002. For 2003, our U.S. operations combined ratio was 98.3% (97.2% in 2002) and for our Canadian operations combined ratio increased to 111.8% (108.4% in 2002). The combined ratio increased by 8.3% and 5.8% for the year ended December 31, 2003 and 2002, respectively, due to prior year claims development. For our U.S. operations prior year claims development increased the combined ratio by 5.1% in 2003 and 2.7% in 2002, and for the Canadian operations by 18.8% in 2003 and 15.9% in 2002. Assessments from the residual market (Facility Association) in Ontario were $6.3 million in 2003 and $1.4 million in 2002 which also increased the Canadian operations combined ratio by 1.1% in 2003 and 0.3% in 2002.

Interest Expense

Interest expense for 2003 was $21.0 million, compared to $12.3 million in 2002, reflecting the issuance of $78 million in senior unsecured debentures in December 2002 and several private placements of 30-year floating rate subordinated debentures in the U.S. totaling $116.0 million.

Net Income and Earnings Per Share

Income before income taxes for 2003 increased by 10% to $77.6 million, compared to $70.7 million in 2002. Income taxes were affected by income generated in lower tax jurisdictions coupled with losses from our Canadian operations in both 2002 and 2003. Net income for 2003 was $85.3 million, a 7% increase over the $79.5 million reported for 2002. Diluted earnings per share were $1.62 for 2003, compared to $1.61 for 2002.

Currency Translation

We report our results in Canadian dollars whereas we have a significant part of our operations denominated in U.S. dollars. During 2003 the Canadian dollar appreciated significantly against the U.S. dollar which impacted our reported results in 2003 compared to 2002. Currency translation reduced gross premiums written by $234.8 million, net premiums earned by $226.1 million, investment income by $10.8 million, net income by $10.5 million and earnings per share by $0.20 compared to the same translation rates prevailing in 2002.

Book Value Per Share and Return on Equity

For 2003, shareholders' equity was reduced by $105.4 million and book value per share by $1.88 or 18% as a result of the unrealized currency translation adjustment on the conversion of the investment in the U.S. operations into Canadian dollars. Despite this adjustment, book value per share increased to $12.63 from $12.56 at December 31, 2002. Our annualized return on equity was 12.9% for 2003 compared to 13.8% in 2002.

Balance Sheet

Total assets as at December 31, 2003 grew to $3.6 billion, compared to $3.0 billion as at December 31, 2002. The investment portfolio, including cash and accrued investment income, increased to $2,674.1 million (market value $2,726.7 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. Investment portfolio per share increased 12% to $47.90 compared to $42.93 as at December 31, 2002. Unrealized gains on the investment portfolio were $52.5 million (94 cents per share outstanding) at December 31, 2003 compared to $32.6 million (67 cents per share) at December 31, 2002.

Expense Ratio


(%)
Total Expenses
G&A
34.2
13.8
32.1
12.4
25.5
9.4
28.4
7.1
27.1
6.0
99
00
01
02
03

Book Value Per Share


($)
1.90
3.26
5.95
6.96
7.12
8.01
11.03
12.56
12.63
27% CAGR
95
96
97
98
99
00
01
02
03

Results of Operations

For the years ended December 31, 2002 and 2001

Gross Premiums Written

Our gross premiums written in 2002 increased 99% to $2.1 billion, compared with $1.1 billion in 2001. Gross premiums written for our U.S. operations in 2002 increased 130% to $1.6 billion, compared with $709.2 million in 2001. For 2002, U.S. operations represented 77% of gross premiums written compared with 67% in 2001. Gross premiums written from Canadian operations in 2002 increased 38% to $490.8 million compared with $356.0 million in 2001.

Gross premiums written from non-standard automobile increased 52% to $828.1 million over 2001. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. In 2002, we continued to experience both volume growth and rate increases in most of our non-standard automobile markets. In Canada, we implemented rate increases in early 2002 and again in the third quarter of 2002 to improve the profitability of our Ontario automobile business. During the third quarter, we obtained approval for a rate increase as well as permission to eliminate certain classes of risk in Ontario. The impact of these initiatives was to increase rates by an average of 22.3% and for many of our policyholders in the metropolitan Toronto area by over 40%. We currently do not offer policy terms of longer than six months duration for non-standard automobile in Ontario. Our Canadian operations experienced a 41% increase in non-standard automobile premiums and our U.S. operations experienced a 55% increase from existing markets compared to 2001.

In 2002, gross premiums written from trucking and commercial automobile increased 175% to $844.4 million compared to $307.2 million in 2001. As a result of the market conditions, we experienced growth through additional new business as well as through the ability to charge higher premiums for the business. Trucking and commercial automobile represented 40% of gross premiums written in 2002 compared with 29% in 2001.

The programs that we started to implement with MGAs in the United States during the last half of 2001 for non-standard automobile, trucking and commercial automobile expanded in 2002. In 2002 these programs generated $961.4 million or 45% of our gross premiums written compared with $206.0 million or 19% in 2001. We were able to grow this aspect of our business due to limited competition, and as a result, we were able to implement more favorable pricing than the companies we replaced. In each of these arrangements, the MGAs' compensation is dependent on the underwriting profit they generate.

American Country was acquired on April 5, 2002 and its results have been consolidated with our U.S. operations since March 31, 2002. American Country contributed $36.0 million or 3% of the increase in our gross premiums written during 2002.

Net Premiums Written

Net premiums written in 2002 increased 98% to $2.0 billion compared with $1.0 billion for 2001. Net premiums written from our U.S. operations in 2002 increased 128% to $1.5 billion compared with $679.1 million for 2001. Net premiums written from our Canadian operations increased 38% to $463.0 million from $335.9 million for 2001. The increase in net premiums written is attributable to the aforementioned increases in gross premiums written. In 2002, reinsurance premiums ceded represented 5.4% of gross premiums written compared to 4.7% in 2001 as a result of the increased cost of reinsurance coverages.

Net Premiums Earned

Net premiums earned for 2002 increased 99% to $1.7 billion, compared with $872.8 million for 2001. For U.S. operations, net premiums earned for 2002 increased 140% to $1,322.5 million compared with $550.9 million in 2001. Net premiums earned from our Canadian operations for 2002 increased by 29% to $415.2 million compared with $321.9 million for 2001. Earned premiums grew due to the increase in written premiums.

Investment Income

Investment income for 2002 increased to $64.9 million compared with $52.6 million for 2001. The growth in our premiums written generated positive cash flow from operations which increased the investment portfolio by $600.4 million during 2002, which was offset by the impact of lower interest rates.

Net Realized Gains

Net realized gains amounted to $16.3 million in 2002 compared with $12.1 million in 2001. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $6.6 million in 2002 compared to $1.2 million in 2001.

Claims Incurred

Our claims ratio for 2002 was 71.4%, compared to 70.6% for 2001. The claims ratio for the U.S. operations for 2002 was 69.2% compared with 68.9% for 2001. The slight deterioration in the U.S. operations claims ratio was a reflection of adverse claims development amounting to $35.2 million. The claims ratio for our Canadian operations in 2002 was 78.3% compared to 73.5% for 2001. The claims ratio for our Canadian operations was adversely influenced by results from our Ontario automobile business, which experienced $63.9 million of adverse prior year claims development. The claims ratio for the Canadian operation for 2002 was 64.6% excluding our Ontario automobile business. For 2002, net premiums earned from our Ontario automobile business amounted to $137.0 million, which produced claims incurred of $145.3 million.

Underwriting Expenses

Our expense ratio for 2002 was 28.4%, compared to 28.5% for 2001. The expense ratio for Canada for 2002 was 30.1%, compared to 29.6% for 2001, and the expense ratio for the U.S. for 2002 was 28.0%, compared to 27.9% for 2001. In order to be more consistent with industry practice and the treatment of expenses on our MGA business, effective October 1, 2002 we initiated the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change was to defer an additional $6.6 million of underwriting expenses, which reduced the expense ratio by 0.3% for the year.

Combined Ratio

The combined ratio of 99.8% for 2002 produced an underwriting profit of $2.6 million, compared with $7.6 million profit reported in 2001. For 2002, the U.S. operations combined ratio was 97.2% (96.8% in 2001) and for the Canadian operations the combined ratio was 108.4% (103.1% in 2001). The results of our Canadian operations were adversely affected by results from our Ontario automobile business due to increases in accident benefit loss costs. In 2002, the U.S. operations produced an underwriting profit of $37.5 million compared to an underwriting profit of $17.5 million in 2001. The Canadian operations produced an underwriting loss of $34.9 million compared to a underwriting loss of $9.8 million for 2001. For 2002, our Ontario automobile business generated $137.0 million, or 8%, of net premiums earned at a combined ratio of 131.4%, and produced an underwriting loss of $43.1 million. The combined ratio for 2002 and 2001 was influenced by adverse development on prior year claims. In 2002, adverse development of prior year claims amounted to $101.1 million, which increased the combined ratio by 5.8% for the year. Adverse development for prior year claims during the year ended December 31, 2001 amounted to $33.9 million, which increased the combined ratio by 3.9% in 2001.

Interest Expense. Interest expense in 2002 was $12.3 million, compared to $11.4 million for 2001. The increase was primarily the result of an increase in our bank debt during the year.

Net Income and Earnings Per Share

Our net income for 2002 increased 77% to $79.5 million, compared to $44.9 million in 2001. As a result of a higher proportion of income before tax being generated in lower tax jurisdictions, and net losses incurred in higher tax jurisdictions, in 2002, we reported a consolidated income tax credit of $8.8 million compared to an income tax expense of $10.1 million in 2001. Prior to January 1, 2002, we amortized goodwill arising from acquisitions over the applicable useful life of the asset acquired, which in 2001 resulted in expense of $5.8 million after tax. Diluted earnings per share for 2002 were $1.61, compared to $1.19 in 2001 on 31% more shares outstanding in 2002.

Book Value Per Share and Return on Equity

Book value per share was $12.56 at December 31, 2002 compared to $11.03 at December 31, 2001. Our return on equity was 13.8% in 2002 compared to 13.3% for 2001. Our investment portfolio increased to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002, compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001.

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

Our insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of earning those premiums and paying claims. This creates a liquid float of money that we hold on behalf of our policyholders. We earn investment income on this float until we pay the claim. As long as we continue to grow and remain profitable, the float grows and continues to be available for investment. Net cash provided from the growth in operations in 2001 was $207.3 million, in 2002 was $600.4 million, and in 2003 was $617.2 million which significantly increased our investment portfolio. Net cash provided by financing activities in 2001 was $200.7 million, in 2002 was $129.5 million, and in 2003 was $229.4 million. The following is a description of our various financing arrangements.

Bank Indebtedness

In February 1999, we entered into a US$100 million five-year fixed term unsecured credit facility at a fixed rate of LIBOR plus a spread which varied with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever is higher, for the term of the facility. As of December 31, 2003, we were in compliance with all of the covenants of this credit facility and we had a principal balance of $101.9 million (US$80 million). A principal repayment of US$2.5 million was paid before December 31, 2003. This facility matured in March 2004.

In May 2002, we entered into a $66.5 million 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. The facility was renewed in May 2003. As of December 31, 2003, the effective interest rate was approximately 3%, we were in compliance with all of the covenants of this credit facility and we had approximately $53.0 million outstanding.

In March 2004 we entered into a $150 million revolving credit facility with Canadian Imperial Bank of Commerce, LaSalle Bank National Association and The Bank of Nova Scotia which replaced the US$100 million and $66.5 million facilities. The debt is guaranteed by Kingsway America and has a maturity date of March 4, 2005. The credit facility contains numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. The facility also requires us to maintain specified financial ratios.

Canadian Senior Debenture Offering

On December 6, 2002, Kingsway Financial sold $78 million aggregate principal amount of 8.25% senior unsecured debentures due December 31, 2007. The net proceeds of the offering amounted to approximately $77.1 million, after the application of the underwriters' discount and commission. The yield on the debentures to maturity is 8.298%. The debentures are unconditionally guaranteed by Kingsway America. Kingsway Financial's obligations under, and Kingsway America's guarantee of, the debentures will rank equally with the senior notes described below. We used a portion of the net proceeds of the senior unsecured debentures to provide approximately $50 million to Kingsway America to support the growth of our U.S. operations, approximately $16.4 million to pay a portion of the amount outstanding under our $66.5 million unsecured revolving credit facility and the balance for general corporate purposes.

U.S. Senior Note Offering

In January 2004 Kingsway America Inc. issued US$100 million 7.50% senior notes due 2014 in a private offering. The notes are fully and unconditionally guaranteed by Kingsway Financial. The notes will be redeemable at Kingsway America's option on or after February 1, 2009. Approximately US$60 million was used to repay existing bank indebtedness and the remainder will be used for general corporate purposes. In March 2004 the senior notes offering was reopened and an additional US$25 million of these senior note were issued. The proceeds from this reopening were used to repay existing bank indebtedness.

Subordinated Debt

Since December 2002, Kingsway America issued US$90.5 million in 30-year subordinated deferrable interest debentures in six private placement transactions. This subordinated debt is described in more detail in the Contractual Obligations table and note thereto set forth below.

Contractual Obligations

(in thousands of Canadian dollars)

	Payments Due by Period					
Contractual Obligations	2004	2005	2006	2007	Thereafter	Total
Bank indebtedness	$153,895	$ -	$ -	$ -	$ -	$153,895
Senior unsecured debentures (1) -	-	-	78,000	-	78,000	
Subordinated indebtedness -	-	-		115,981	. 115,981	
Other liabilities	2,695	-	-	-	-	2,695
Total	$156,590	$ -	$ -	$ 78,000	$115,981	$350,571

1. Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued U.S.$90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. These debentures are unconditionally guaranteed by Kingsway Financial. The floating rate debenture issued by Kingsway America and Kingsway Financial's guarantee of all debentures will rank junior to the senior notes issued by Kingsway America and the guarantee thereof by Kingsway Financial. The net proceeds to the Company were $95,613.000 in 2003 and $22,198,000 in 2002 after deducting expenses of $6,273,000 and $1,438,000, respectively. The proceeds were used to increase the capital of our U.S. insurance subsidiaries.

As a result of our capital raising activities, our debt service requirements are significantly higher than in prior years. As of December 31, 2003, on a pro forma basis, giving effect to Kingsway America's issuance of US$125 million 7.50% senior notes due 2014, we would have had approximately $398.8 million of total indebtedness. The total amount of our debt service obligations in 2004 is expected to be approximately $26 million. For the year 2003, under the various insurance regulatory restrictions, based on our December 2003 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $212.9 million. Kingsway America's payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway Financial.

Off-Balance Sheet Financing

We do not engage in any off-balance sheet financing arrangements.

Common Share Offering

In July 2003, Kingsway Financial sold 6.71 million common shares. The shares were sold only in Canada at a price of $16.70 per share resulting in total gross proceeds of $112.1 million. Approximately $102.4 million of the proceeds of the offering were used to increase the capital of certain of our insurance subsidiaries, and the remainder used for general corporate purposes.

Standard & Poor's Rating of Kingsway Financial's Counterparty Credit and Senior Unsecured Debt

On September 30, 2003, Standard & Poor's Ratings Services placed the counterparty credit and senior unsecured debt ratings of Kingsway Financial on CreditWatch with negative implications. The credit watch placement followed the announcement by Kingsway that it had identified a shortfall in its prior years' claims reserving for Kingsway General.

On October 31, 2003, Standard & Poor's announced that it had removed Kingsway Financial from CreditWatch and lowered its counterparty and senior unsecured debt credit ratings on Kingsway Financial to "BBB-" from "BBB" with a stable outlook. According to Standard & Poor's, a BBB- rating (fourth out of nine rating levels) indicates that the obligor has adequate capacity to meet its financial obligations; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A plus or minus designation within a ratings category indicates relative standing within the category.

On January 29, 2004, Standard & Poor's issued its rating of "BBB-" on the US$100 million of our senior notes due 2014 issued in the private offering completed in January 2004. On March 8, 2004, Standard & Poor's issued its rating of "BBB-" on an additional US$25 million of our senior notes due 2014 issued in the private offering completed in March 2004. According to Standard & Poor's, a BBB- rating (fourth out of nine rating levels) indicates that the obligation has adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments under the obligation. A plus or minus designation within a ratings category indicates relative standing within the category.

DBRS's Rating of our Senior Debentures and Senior Notes

On October 3, 2003, Dominion Bond Rating Service Limited ("DBRS") confirmed its previous rating of "BBB" with a stable outlook on the Senior Debentures. According to DBRS, a "BBB" rating (fourth out of nine rating levels) indicates that protection of interest and principal is considered adequate, but that the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. DBRS also assigned a rating trend of "stable" to our Senior Debentures. According to DBRS, a rating trend gives an indication of what direction the rating in question is headed should the given conditions and tendencies continue.

On February 3, 2004, DBRS issued its rating of "BBB" with a stable outlook on US$100 million of our senior notes issued in the private offering completed in January 2004. On March 9, 2004, DBRS issued its rating of "BBB" with a stable outlook on an additional US$25 million of our senior notes issued in the private offering completed in March 2004.

Impact of Ratings Changes

We would expect that a downgrade in our rating by either Standard & Poor's or DBRS would have a negative impact on our business, such as causing an increase in the interest rate on our bank credit facility.

Shareholders' Equity

As a result of the common share offering and our profitability, shareholders' equity increased to $705.0 million at December 31, 2003 compared to $612.9 million at December 31, 2002. During 2003, shareholders' equity was negatively impacted by the unrealized currency translation adjustment of our U.S. dollar denominated net assets into Canadian dollars amounting to $105.4 million. Book value per share outstanding was $12.63 per share at December 31, 2003, an increase compared to $12.56 per share at December 31, 2002. Book value per share at December 31, 2003 was reduced by $1.88 or 13% due to the unrealized currency translation adjustment of our U.S. dollar denominated net assets into Canadian dollars. Book value per share outstanding increased 17% in 1998, 2% in 1999, 13% in 2000, 38% in 2001 and 14% in 2002.

Diluted Earnings Per Share


($)
1.5
1.2
0.9
0.6
0.3
0.0
0.30
0.79
0.73
0.86
0.38
0.80
1.19
1.61
1.62
23% CAGR
95 96 97 98 99 00 01 02 03

Book Value Per Share


($)
12
10
8
6
4
2
0
1.90
3.26
5.95
6.96
7.12
8.01
11.03
12.56
12.63
27% CAGR
95 96 97 98 99 00 01 02 03

Legal Proceedings

In the ordinary course of business, we are, from time to time, involved in various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our results.

On July 25, 2003, Kingsway commenced an action against PricewaterhouseCoopers, LLP, Miller, Herbers, Lehman & Associates, Inc. and the former Directors of American Country relating to the understatement of the reserves of American Country's insurance subsidiary for the years 1998 through 2001 and associated costs and damages thereon. These reserve deficiencies occurred prior to our acquisition of American Country in April 2002. As a result of the deficiencies, we restated American Country's financial results for the years ended December 31, 2001 and 2000 and the three months ended March 31, 2002.

Systems and Technology

We believe that efficient information systems are important to processing policies and claims and retrieving information quickly to interface with our agents, MGAs and brokers and insureds. Although we believe our current information systems are sufficient to support the expected growth in our business, we are reviewing our systems with the intent of significantly upgrading and improving their capabilities. We are also in the process of implementing and expanding an electronic imaging system in our insurance subsidiaries to provide immediate access to all data and files and reduce the cost of storage and filing. We also have a point-of-sale system to make our products readily available through our agents, MGAs and brokers network, providing our agents, MGAs and brokers with a direct interface and allowing them to quote and issue policies electronically. We expect the enhancements and additions to our systems to increase our operating efficiencies and reduce our operating costs, and to help us strengthen our important relationships with our independent agents, MGAs and brokers.

Employees

As of December 31, 2003, we employed approximately 2,027 personnel, of whom approximately 709 are located in Canada and approximately 1,318 are located in the United States. None of our employees are represented by a labor union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Risk Factors

Our insurance subsidiaries' provision for unpaid claims may be inadequate, which would result in a reduction in our net income.

Our insurance subsidiaries' provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Actual losses from claims may deviate, perhaps substantially, from the provisions for unpaid claims reflected in our financial statements. As of December 31, 2003, our provisions for unpaid claims were $1,669.7 million, which we believe are adequate.

We base our provisions for unpaid claims on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Furthermore, factors such as inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our actual claims experience. As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience are usually required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year end. Favorable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined. During 2003, we experienced reserve deficiencies of $196.8 million on prior periods. Of this deficiency, 17% was related to non-standard automobile, standard automobile and motorcycle business in Ontario, 9% was related to our commercial automobile business in Canada, 10% was related to our non-standard automobile business in Florida, 18% was related to our non-standard automobile business in Alberta, 11% to our MGA non-standard automobile programs in the United States, 9% was related to trucking in the United States, and 7% was related to our trucking business in Canada. Although we have made adjustments in our reserving practices to reflect this claims experience, we cannot assure you that these unfavorable trends will not require additional reserves in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

To the extent our insurance subsidiaries' actual claims experience is less favorable than our current claims estimates reflected in our provisions for unpaid claims, we will be required to increase our provisions for unpaid claims which will reduce our profitability in future periods. Moreover, insufficiencies in our insurance subsidiaries' provisions for unpaid claims could have a material adverse effect on our results of operations and financial condition.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

We have grown rapidly over the last several years. As a result, our gross premiums increased 66% in 2001, 99% in 2002 and 24% in 2003. This growth may place a strain on our management systems and operational and financial resources. Rapid growth in gross premiums may also place a strain on the surplus of our subsidiaries. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new Managing General Agent (MGA) relationships, acquired businesses and other new business involves numerous risks that could adversely affect our growth and profitability, and are contingent on various factors, including:

- expanding our financial, operational and management information systems;
- managing our relationships with independent agents, MGAs and brokers, including maintaining adequate controls;
- expanding our executive management and the infrastructure required to effectively control our growth;
- maintaining ratings for certain of our insurance subsidiaries;
- increasing the statutory capital of our insurance subsidiaries to support additional underwriting;
- accurately setting provisions for claims for new business where we lack historical underwriting experience;
- obtaining regulatory approval for appropriate premium rates; and
- obtaining the required regulatory approvals to offer additional insurance products or expand into additional states and provinces.

We cannot assure you that we will be able to manage our growth effectively or that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

We rely on independent agents, MGAs and brokers and are exposed to risks.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2003, approximately 56% of our gross written premiums in the United States were sourced through MGAs and approximately 44% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, MGAs and brokers and we rely heavily on their ability to attract new business. These independent agencies and MGAs typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to "open market" arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents, MGAs and brokers generally have the ability to bind insurance policies and a few MGAs may settle claims on our behalf, and we have only limited ability to exercise control over them. In the event that an independent agent, MGA or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, MGAs or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents, MGAs or brokers for payment over to us. These premiums are considered paid when received by the agent, MGA or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, MGA or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, MGAs and brokers in connection with the settlement of insurance balances.

In addition, MGAs are subject to regulation as insurance producers, including licensing requirements, and, to the extent that the MGA has the ability to bind insurance policies and to settle claims, the MGA is subject to regulation of these functions. Noncompliance by any of our MGAs with applicable regulatory requirements could have adverse regulatory implications on us.

Engaging in acquisitions involves risks and, if we are unable to effectively manage these risks, our business may be materially harmed.

From time to time we engage in discussions concerning acquisition opportunities, although we cannot assure you that any such discussions will result in a transaction. As a result of such discussions, we may enter into acquisition transactions. Acquisitions entail numerous risks, including the following:

- difficulties in the integration of the acquired business;
- assumption of unknown material liabilities, including deficient provisions for unpaid claims;
- diversion of management's attention from other business concerns;
- failure to achieve financial or operating objectives; and
- potential loss of policyholders or key employees of acquired companies.

We may not be able to integrate successfully any business, operations, personnel, services or products that we may acquire in the future.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.

The property and casualty markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

In our non-standard automobile business, we compete with both large national underwriters and smaller regional companies. Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and reduced costs to acquire policies. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the demand for our products to decrease, which would adversely affect our profitability. In addition, in certain provinces or states, government-operated risk plans may provide non-standard automobile insurance products at a lower price than those we provide.

Additionally, our markets may attract competition from time to time from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

The results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by many factors, including:

- rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;
- and unpredictable developments, including weather-related and other natural catastrophes;
- changes in insurance and tax laws and regulation, as well as new legislative initiatives; and
- general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation which may encourage frivolous litigation or expose automobile insurers to allegations of bad faith;
- changes in consumer protection laws which could limit the use of used or like kind and quality after-market parts or to compel compensation for alleged diminution in value notwithstanding repair of the vehicle; and
- changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

The financial performance of the property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates followed by "hard" markets characterized generally by lessening competition and increasing premiums rates. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

Our operations are restricted by the terms of our credit agreements and debt indentures, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

Our credit agreements and debt indentures contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. These agreements also require us to maintain specified financial ratios, including a requirement that we maintain on a consolidated basis a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio. The covenants under our debt agreements could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with the capital surplus ratios and other financial covenants in these agreements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

If we are not able to comply with the covenants and other requirements contained in our credit agreements and debt indentures, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings, and the holders of the defaulted debt instrument could declare amounts outstanding with respect to such debt to become immediately due and payable. Upon such an event, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, such a repayment under an event of default could adversely affect our liquidity and force us to cease or substantially slow our growth.

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company's premiums.

Our insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer's financial strength and ability to meet policyholder obligations. Our Canadian subsidiaries, Kingsway General Insurance Company and York Fire & Casualty Insurance Company possess a B++ (very good) rating from A.M. Best (5th highest of 15 rating levels) and Jevco Insurance Company, possesses an "A-" (Excellent) rating from A.M. Best (fourth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an "A-" (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a "B++"

(Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a "B+" (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a "B" (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed "secure" and are assigned to insurers which have, on balance, excellent balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B++ and B+ (Very Good) are deemed "secure" and are assigned to insurers which have, on balance, very good balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed "vulnerable" and are assigned to insurers which have, on balance, fair balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have an ability to meet their ongoing obligations to policyholders.

On March 5, 2004, A.M. Best lowered the financial strength rating of Kingsway General and York Fire to B++ (Very Good) from A- (Excellent) and assigned a negative outlook. A.M. Best stated that the lowered ratings of Kingsway General and York Fire were based on their operating and underwriting performance and weak capitalization, partially offset by significant rate increases in 2002 and 2003, the strengthening of loss reserves, the progress made to reduce claim costs, as well as the explicit financial support of Kingsway Financial. In addition, A.M. Best has concerns regarding the impact of regulatory changes to automobile insurance products occurring in Ontario and Alberta on the profitability of Kingsway General and York Fire. A.M. Best also stated that the financial strength ratings of all of our insurance subsidiaries in both the United States and Canada will remain under pressure pending our ability to lower underwriting leverage by raising capital, meeting our 2004 profit targets, controlling premium growth and eliminating adverse loss reserve development.

We cannot assure you that A.M. Best will not downgrade our ratings or place them under review with negative implications, in the future. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could significantly decline.

For the year ended December 31, 2003, approximately 36.6% of our gross premiums written were attributable to non-standard automobile and 30.7% were attributable to trucking insurance. The size of both the non-standard automobile and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may specifically be affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

Gross Premiums Written by Business Line

(%)



4% Standard Automobile
1% Personal - Other Specialty
2% Motorcycle
1% Warranty
1% Personal - Property & Liability
2% Commercial - Other Specialty
37% Non-Standard
11% Commercial - Auto
10% Commercial - Property & Liability
31% Trucking

If we fail to comply with applicable insurance laws or regulatory requirements, our business, results of operations and financial condition could be adversely affected.

As an insurance company, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on the amount, type, nature, quality and quantity of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- restrictions on the types of terms that can be included in insurance policies;
- standards for accounting;
- marketing practices;
- claims settlement practices;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers and their agents;
- limitations on dividends and transactions with affiliates;
- approval of certain reinsurance transactions; and
- insolvency proceedings.

In addition, these statutes typically require us periodically to file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to comply with these requirements.

Any failure to comply with applicable laws or regulations could result in the imposition of fines or significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

In the past, various state insurance departments have levied fines on some of our subsidiaries in connection with regulatory examinations. During the most recently completed insurance regulatory examinations of certain of our U.S. insurance subsidiaries, the insurance departments conducting the examinations raised certain regulatory compliance issues, and we expect that some amount of fines will be imposed in connection with one or more of these examinations. The subsidiaries involved are working with the regulators to resolve these issues, and we do not expect that any of these matters will have a material adverse effect on our business.

In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer's compliance with RBC requirements. The provinces in Canada in which we operate have similar solvency requirements. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws.

Our business could be adversely affected as a result of changing political, regulatory, economic or other influences.

The insurance industry is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Legislatures in Canada, the United States, Barbados, Bermuda and local jurisdictions in which we operate have periodically considered programs to reform or amend their respective insurance and reinsurance systems. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. For example, in the United States, current and proposed federal measures that may affect our business include proposals regarding insurance coverage for terrorism, natural disaster protection and tort reform. In Canada, we experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort provisions of the current Ontario automobile legislation which negatively impacted our results of operations in 2002 and 2003.

Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes, if adopted, may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and November of 2003, respectively. The government of Ontario has indicated that the rate freeze is in anticipation of an insurance reform program that would produce sufficient cost reductions to allow insurance companies to reduce premium rates by 10 percent on average. In December 2003 the Ontario legislature passed the Automobile Insurance Rate Stabilization Act of 2003 (the "Rate Stabilization Act"), which requires insurers to submit their risk classification system and rates for automobile insurance to the Financial Services Commission of Ontario (FSCO) for review and approval. Under this act, FSCO is authorized to require insurers to vary their rate classification system and reduce their rates according to specified criteria. The Alberta government has indicated that its rate freezes are in anticipation of a rate reform program that will reward safe drivers while allowing rate increases to be imposed on drivers with at-fault claims and poor driving records. There is no certainty as to how any legislation adopted in connection with these reforms will impact our Ontario and Alberta automobile business.

Our business may be materially adversely affected if the tax laws of the United States or Canada change or relevant tax authorities successfully challenge our interpretations of these laws.

We operate wholly owned subsidiary reinsurance companies in Barbados and Bermuda for the sole purpose of reinsuring risks from our own subsidiaries. Legislation was proposed in 2002 which would have disallowed a deduction for U.S. income tax purposes for premiums paid to certain specified related reinsurers. If this or similar legislation were to be enacted, this could have the effect of increasing the taxes payable by us or certain of our subsidiaries. We cannot assure you that any such legislation or similar legislation will not be enacted.

Due to our corporate structure and to differences in the tax laws of the United States and Canada, we deduct interest paid on certain of our debt in the United States as well as in Canada. Such deductions are based on our interpretation of applicable tax laws. There is no guarantee that the Internal Revenue Service or any other tax authority will not challenge our interpretation, and if such a challenge were made and were successful, the taxes payable by us or certain of our subsidiaries could be increased. In addition, amendments or changes in applicable income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, could deny a deduction for interest to taxpayers with a structure similar to ours.

We may not be able to realize our investment objectives, which could significantly reduce our net income.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2001, 2002, and 2003, net investment income and net realized capital gains accounted for approximately 6.9%, 4.5% and 5.3%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2003, the fair value of our investment portfolio included $2.2 billion of fixed income securities. For 2001, 2002 and 2003, the change in net unrealized gains in our portfolio reflected an increases of $12.0 million, an increase of $21.0 million, and an increase of $20.0 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

Investment Portfolio

(%)


11% Accrued Interest & Term Deposits
5% Cash
3% Premium Finance Receivables
10% Equities
29% Government Bonds
42% Corporate Bonds

We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

We derive most of our premiums from a relatively small number of jurisdictions, including Illinois, Florida, Ontario and California. Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

Gross Premiums Written
by Geographic Area
(%)


3% South Carolina
2% Alabama
5% Quebec
2% Pennsylvania
6% Alberta
28% Other
7% Texas
12% Ontario
12% Florida
13% California
10% Illinois

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer's insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2003, we had $176.3 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry since 2001 have adversely affect the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or obtain other reinsurance facilities in adequate amounts and at favorable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Kingsway Financial is a holding company and its operating subsidiaries are subject to dividend restrictions.

Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earning of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2004, under these insurance regulatory restrictions, based on our December 31, 2003 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $212.9 million. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. There are no employment contracts in place for any of our executives.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholder.

Regulatory provisions may delay, defer or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would generally require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

Regulatory requirements could make a potential acquisition of our Company more difficult and may prevent shareholders from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

In addition, the Shareholder Rights Plan adopted by our board of directors may also have anti-takeover effects. Our Shareholders Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

Fluctuations in currency exchange rates could negatively affect our results.

We publish our consolidated financial statements in Canadian dollars. In 2003, 75% of our premiums were from our U.S. operations and are currently denominated in U.S. dollars. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into Canadian dollars in our consolidated financial statements. During 2003, shareholders' equity was reduced by $105.4 million as a result of the currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars.

Unearned Premiums


($ millions)
600
500
400
300
200
100
0
193.4
268.2
424.1
776.3
776.5
99
00
01
02
03

Management Statement on Responsibility for Financial Information

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management's Discussion and Analysis (MDA) and all other information in the Company's Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and also include a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in the Company's Annual Report is consistent with the consolidated financial statements.

The MDA has been prepared in accordance with the requirements of Canadian securities regulators as well as the requirements of Regulation S-K of the Securities Exchange Act of the United States, and their related published requirements.

The consolidated financial statements and information in the MDA necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MDA also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management's present assessment of this information because future events and circumstances may not occur as expected.

In meeting its responsibility for the reliability of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls. These controls are designed to provide management with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

We, as Kingsway Financial's Chief Executive Officer and Chief Financial Officer, will be certifying Kingsway Financial's annual disclosure document filed with the SEC (Form 40-F) as required by the United States Sarbanes-Oxley Act.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors weaknesses in the Company's system of internal controls as reported by management or the external auditors.

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company's obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, KPMG LLP carries out a review of management's valuation of the unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. The independent actuary is responsible for assessing whether the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The valuation is based on projections of future claims and claim adjustment expenses on claims incurred at the balance sheet date. It is certain that actual future claims and claim adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. Further, the projections make no provision for new classes or claim categories not sufficiently recognized in the claims database.

Management is responsible for the accuracy and completeness of the underlying data used in the valuation. The actuary's report outlines the scope of the review and the opinion.

Role of the Auditor

The external auditors, KPMG LLP, have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the independent actuary and their report on the claim liabilities of the Company.

The shareholders' auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors' report outlines the scope of their audit and their opinion.

William G. Star
President & Chief Executive Officer
February 10, 2004

W. S. J

W. Shaun Jackson
Executive Vice President & Chief Financial Officer

Auditors' Report To The Shareholders

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2003 and December 31, 2002 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
February 10, 2004

Appointed Actuary's Report

KPMG LLP has reviewed management's valuation, including the selection of appropriate assumptions and methods, of the unpaid claims liabilities of the insurance and reinsurance subsidiaries of Kingsway Financial Services Inc. for its consolidated balance sheets at December 31, 2003 and 2002 and their changes in the statement of operations for each of the years in the three year period ended December 31, 2003 in accordance with accepted actuarial practice.

In our opinion, the unpaid claims liabilities are appropriate and the consolidated financial statements fairly present its results.

KPMG LLP

Claudette Cantin, F.C.I.A.
February 10, 2004

Consolidated Balance Sheets

Years ended December 31
(In thousands of Canadian dollars)

	2003	2002
Assets		
Cash	$ 140,883	$ 244,921
Investments (notes 2 and 12(c))	2,512,052	1,833,744
Accrued investment income	21,189	16,223
Accounts receivable and other assets	387,052	334,603
Due from reinsurers and other insurers (note 6)	176,295	164,742
Deferred policy acquisition costs	167,960	178,574
Income taxes recoverable	-	3,851
Future income taxes (note 7)	72,184	59,505
Capital assets (note 3)	66,981	43,981
Goodwill and intangible assets (note 1(e))	85,840	104,290
	$ 3,630,436	$ 2,984,434
Liabilities and Shareholders' Equity		
Liabilities		
Bank indebtedness (note 11(a))	$ 153,895	$ 170,390
Accounts payable and accrued liabilities	128,797	122,606
Income taxes payable	2,589	-
Unearned premiums (note 6)	776,481	776,323
Unpaid claims (notes 6 and 8)	1,669,734	1,200,554
Senior unsecured debentures (note 11(b))	78,000	78,000
Subordinated indebtedness (note 11(c))	115,981	23,636
	2,925,477	2,371,509
Shareholders' equity		
Share capital (note 4)	468,668	357,192
Contributed surplus (note 5)	678	-
Currency translation adjustment	(94,313)	11,090
Retained earnings (note 12(b))	329,926	244,643
	704,959	612,925
Contingent liabilities (note 12)		
	$ 3,630,436	$ 2,984,434

See accompanying notes to consolidated financial statements.

On behalf of the Board:

F. Michael Walsh
Lead Director

David H. Atkins
Director

Consolidated Statements of Operations

Years ended December 31
(In thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
Gross premiums written	$ 2,636,822	$ 2,124,691	$ 1,065,262
Net premiums written	$ 2,518,711	$ 2,009,963	$ 1,014,960
Revenue:			
Net premiums earned (note 6)	$ 2,381,984	$ 1,737,754	$ 872,830
Net investment income (note 2)	78,369	64,855	52,553
Net realized gains (note 2)	55,032	16,259	12,079
	2,515,385	1,818,868	937,462
Expenses:			
Claims incurred (notes 6 and 9)	1,770,137	1,240,329	616,079
Commissions and premium taxes (note 6)	503,158	372,051	167,176
General and administrative expenses	142,611	122,762	81,938
Interest expense	20,983	12,274	11,399
Amortization of intangible assets	854	716	-
	2,437,743	1,748,132	876,592
Income before income taxes	77,642	70,736	60,870
Income taxes (recovery) (note 7)			
Current	11,482	4,410	6,665
Future	(19,123)	(13,206)	3,418
	(7,641)	(8,796)	10,083
Net income before goodwill	85,283	79,532	50,787
Amortization of goodwill, net of applicable income tax	-	-	5,856
Net Income	$ 85,283	$ 79,532	$ 44,931
Earnings per share (note 4)			
Basic	$ 1.63	$ 1.63	$ 1.21
Diluted	$ 1.62	$ 1.61	$ 1.19

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of Canadian dollars)

	2003	2002	2001
Retained earnings, beginning of year	$ 244,643	$ 165,111	$ 120,180
Net Income	85,283	79,532	44,931
Retained earnings, end of year	$ 329,926	$ 244,643	$ 165,111

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31
(In thousands of Canadian dollars)

	2003	2002	2001
Cash provided by (used in):			
Operating activities:			
Net income	$ 85,283	$ 79,532	$ 44,931
Items not affecting cash:			
Amortization of goodwill and intangibles	854	716	6,674
Amortization of capital assets and deferred charges	9,208	9,358	5,137
Future income taxes	(25,526)	(11,157)	(873)
Net realized gains	(55,032)	(16,259)	(12,079)
Amortization of bond premiums and discounts	14,828	3,746	(4,856)
	29,615	65,936	38,934
Change in non-cash balances:			
Deferred policy acquisition costs	(44,847)	(79,898)	(36,370)
Due from reinsurers and other insurers	(125,954)	1,863	5,377
Unearned premiums	135,505	303,012	131,028
Unpaid claims	749,024	370,193	132,279
Increase in contributed surplus	678	-	-
Net change in other non-cash balances	(126,097)	(60,722)	(63,920)
	617,924	600,384	207,328
Financing activities:			
Increase of share capital, net	111,476	960	207,751
Increase (decrease) in bank indebtedness	16,077	26,952	(7,035)
Increase in senior unsecured debentures	-	78,000	-
Increase in subordinated indebtedness	101,886	23,636	-
	229,439	129,548	200,716
Investing activities:			
Purchase of investments	(6,615,029)	(4,396,825)	(2,277,643)
Proceeds from sale of investments	5,700,353	3,857,050	1,958,678
Financed premiums receivable, net	110	7,768	(7,546)
Purchase of subsidiaries, net of cash acquired (note 9)	-	(36,908)	(2,336)
Additions to capital assets	(36,835)	(12,296)	(12,837)
	(951,401)	(581,211)	(341,684)
Increase in cash during the year	(104,038)	148,721	66,360
Cash, beginning of year	244,921	96,200	29,840
Cash, end of year	$ 140,883	$ 244,921	$ 96,200
Supplementary disclosure of cash information:			
Cash paid for:			
Interest	$ 20,357	$ 12,186	$ 11,701
Income taxes	8,727	3,034	9,909

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1. Summary of significant accounting policies

Kingsway Financial Services Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition.

The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); AOA Payment Plan Inc. (Illinois); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Auto Body Tech Inc. (Florida); Corporate Claim Services Inc. (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Nova Scotia Finance, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Funding Inc. (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Consolidated Insurance Management Corp. (Alabama); Funding Plus of America (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); Yorktowne Premium Finance Company (Pennsylvania); and York Fire & Casualty Insurance Company (Ontario).

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined.

(c) Investments

Fixed term investments are carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares are carried at cost. Where a decline in value of an investment is considered to be other than temporary a writedown of the investment is recorded.

(d) Investment income

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the settlement date, and are calculated on the basis of average cost.

(e) Goodwill and other intangible assets

When the Company acquires a subsidiary or other business where we exert significant influence, we determine the fair value of the net tangible and intangible assets acquired and compare them to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2003 and 2002 goodwill was $81,284,000 and $97,725,000, respectively.

When the Company acquires a subsidiary or other business where we exert significant influence, we may acquire intangible assets, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight-line basis over the defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2003 and 2002 intangible assets with a definite useful life, net of accumulated amortization, were $1,689,000 and $3,037,000, respectively.

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2003 and 2002 the Company had intangible assets with an indefinite life of $2,867,000 and $3,528,000, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001 was $854,000, $716,000 and $nil, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2003, 2002, and 2001.

Prior to January 1, 2002 the Company amortized goodwill arising from acquisitions made before July 1, 2001 over the estimated useful life of the asset acquired. Amortization of goodwill was recorded net of applicable income taxes in the Consolidated Statements of Operations. Goodwill amortization of $5,856,000, net of applicable taxes of $818,000, was included in income for the year ended December 31, 2001.

(f) Deferred policy acquisition costs

The Company defers brokers' commissions, premium taxes and other underwriting and marketing costs relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

Effective October 1, 2002, on a prospective basis, the Company began deferring other underwriting and marketing costs relating to the acquisition of premiums. The impact of this change was an increase to income before income taxes of $11,348,000 for the year ended December 31, 2003 (2002 - $6,589,000). Had these costs been taken into account in the deferral of policy acquisition costs in prior years, the impact on the financial statements would not have been significant.

(g) Premium revenue and unearned premiums

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums is earned during the summer months, which is the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year-end.

The reinsurers' share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company's method for determining the unearned premium liability.

(h) Unpaid claims

The provision for unpaid claims includes adjustment expenses and represents an estimate for the full amount of all expected costs, including investigation, and the projected final settlements of claims incurred on or before the balance sheet date. The provision does not take into consideration the time value of money or make an explicit provision for adverse deviation.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the accounting period in which they are determined.

(i) *Reinsurance*

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums and deferred policy acquisition costs are also reported before reduction for business ceded to reinsurers and the reinsurers' portion is classified with amounts due from reinsurers.

Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the Company's method for determining the related policy liability associated with the reinsured policy.

(j) Translation of foreign currencies

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Translation gains and losses are included in the current income. Income and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange are recognized in the statement of operations.

The Company reports its results in Canadian dollars. The operations of the Company's subsidiaries in the United States and Barbados are self-sustaining. These subsidiaries hold all of their assets and liabilities and report their results in U.S. dollars. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenues and expenses are translated at the average rate of exchange for each year. The unrealized gains and losses, which result from translation are deferred and included in shareholders' equity under the caption "currency translation adjustment". The currency translation account will change with fluctuations in the U.S. to Canadian dollar exchange rate.

(k) Income taxes

The Company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(l) Stock-based compensation plan

The Company has a stock-based compensation plan which is described in Note 4. Effective January 1, 2003, the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after that date. Under the new policy, the Company determines the fair value of the stock options on their grant date and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds, together with the amount recorded in contributed surplus, are recorded in share capital. Employee compensation expense increased and net income decreased by $678,000 during 2003 as a result of this change in accounting policy.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of stock options is credited to share capital.

(m) Capital assets

Capital assets are reported in the financial statements at depreciated cost. Depreciation of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 15-40 years for building and leasehold improvements, 5-7 years for furniture and equipment and 3-5 years for computers and software development.

2. Investments

The carrying amounts and fair values of investments are summarized below:

December 31, 2003	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits	$ 285,715	$ 22	$ 237	$ 285,500
Bonds:				
Canadian - Government	221,572	4,608	111	226,069
- Corporate	139,416	5,018	429	144,005
U.S. - Government	393,211	3,214	2,477	393,948
- Corporate	737,184	7,581	6,171	738,594
Other - Government	169,074	153	1,692	167,535
- Corporate	230,915	290	1,418	229,787
Sub-total	$ 2,177,087	$ 20,886	$ 12,535	$ 2,185,438
Preferred shares				
- Canadian	500	12	-	512
Common shares				
- Canadian	116,620	24,065	690	139,995
- U.S.	136,931	21,947	1,145	157,730
Financed premiums	80,914	-	-	80,914
	$ 2,512,052	$ 66,910	$ 14,373	$ 2,564,589

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2003 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 605,157	$ 605,487
Due after one year through five years	1,153,498	1,155,027
Due after five years through ten years	314,696	319,880
Due after ten years	103,736	105,044
	$ 2,177,087	$ 2,185,438

December 31, 2002	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits	$ 506,575	$ 1	$ 65	$ 506,511
Bonds:				
Canadian - Government	130,736	3,993	-	134,729
- Corporate	82,650	3,288	837	85,101
U.S. - Government	152,644	6,768	19	159,393
- Corporate	248,729	10,118	918	257,929
Other - Government	158,294	2,068	2	160,360
- Corporate	282,353	5,275	-	287,628
Sub-total	$ 1,561,981	$ 31,511	$ 1,841	$ 1,591,651
Preferred shares				
- Canadian	2,045	2	22	2,025
Common shares				
- Canadian	125,563	9,207	6,137	128,633
- U.S.	57,341	3,156	3,314	57,183
Financed premiums	86,814	-	-	86,814
	$ 1,833,744	$ 43,876	$ 11,314	$ 1,866,306

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2002 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 636,726	$ 638,163
Due after one year through five years	699,514	717,493
Due after five years through ten years	179,809	188,190
Due after ten years	45,932	47,805
	$ 1,561,981	$ 1,591,651

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2003 and 2002. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

December 31, 2003

	0-6 months	6-12 months	Over 12 months	Total
Common shares				
Number of Positions	22	2	18	42
Fair Value	$ 26,708	$ 5,926	$ 7,318	$ 39,952
Carrying Value	28,070	5,992	7,728	41,790
Unrealized Loss	(1,362)	(66)	(410)	(1,838)
Preferred shares				
Number of Positions	-	-	-	-
Fair Value	$ -	$ -	$ -	$ -
Carrying Value	-	-	-	-
Unrealized Loss	-	-	-	-
Term deposits and bonds				
Number of Positions	163	40	5	208
Fair Value	$ 849,612	$ 288,624	$ 907	$ 1,139,143
Carrying Value	855,812	294,538	1,328	1,151,678
Unrealized Loss	(6,200)	(5,914)	(421)	(12,535)
Total				
Number of Positions	185	42	23	250
Fair Value	$ 876,320	$ 294,550	$ 8,225	$ 1,179,095
Carrying Value	883,882	300,530	9,056	1,193,468
Unrealized Loss	**(7,562)**	**(5,980)**	**(831)**	**(14,373)**

December 31, 2002

	0-6 months	6-12 months	Over 12 months	Total
Common shares				
Number of Positions	119	1	-	120
Fair Value	$ 82,037	$ 2,351	$ -	$ 84,388
Carrying Value	91,163	2,676	-	93,839
Unrealized Loss	(9,126)	(325)	-	(9,451)
Preferred shares				
Number of Positions	1	-	-	1
Fair Value	$ 887	$ -	$ -	$ 887
Carrying Value	909	-	-	909
Unrealized Loss	(22)	-	-	(22)
Term deposits and bonds				
Number of Positions	30	-	1	31
Fair Value	$ 435,124	$ -	$ 345	$ 435,469
Carrying Value	436,579	-	731	437,310
Unrealized Loss	(1,455)	-	(386)	(1,841)
Total				
Number of Positions	150	1	1	152
Fair Value	$ 518,048	$ 2,351	$ 345	$ 520,744
Carrying Value	528,651	2,676	731	532,058
Unrealized Loss	(10,603)	(325)	(386)	(11,314)

The carrying amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Fair values of term deposits, bonds and common and preferred shares are measured using approximate quoted market values based on the latest bid prices. Financed premiums represent the portion of our insureds monthly premium payments that are not yet due. Certain of our insureds have the option to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays an additional premium for this option, reflecting handling costs and the investment income that would have been earned on such premium, had the total amount been collected at the beginning of the policy period. The additional premium is essentially an interest payment on the balance of the unpaid premium and is recognized as income over the period of the policy. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds market value can be held until maturity when management expects to receive the principal amount.

All of the Company's fixed term investments have fixed interest rates. The coupon rates for the Company's fixed term investments range from 1.66% to 13.00% at December 31, 2003 and 0.94% to 13.00% at December 31, 2002. As the fair value, carrying amounts and face amounts are not materially different, the effective rates of interest based on fair values would not be materially different from the coupon rates.

The Company limits its investment concentration in any one investee or related group of investees to less than 5% of the Company's investments.

Net investment income for the years ended December 31 is comprised as follows:

	2003	2002	2001
Investment income:			
Interest on short-term investments	$ **7,731**	$ 4,431	$ 6,457
Interest on bonds	**53,633**	50,317	29,654
Dividends	**5,145**	3,951	2,652
Premium finance	**12,269**	8,539	9,861
Other	**3,461**	565	5,550
Gross investment income	**82,239**	67,803	54,174
Investment expenses	**3,870**	2,948	1,621
Net investment income	$ **78,369**	$ 64,855	$ 52,553

Net realized gains for the years ended December 31, 2003, 2002, and 2001 were $55,032,000, $16,259,000, and $12,079,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $3,496,000, $6,592,000 and $1,200,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

As at December 31, 2003, bonds and term deposits with an estimated fair value of $29,772,000 (2002 - $28,621,000) were on deposit with regulatory authorities.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

3. Capital assets

		Cost		Accumulated Amortization		2003 Carrying Value
Land	$	5,607	$	-	$	5,607
Building and leasehold improvements		47,513		3,901		43,612
Furniture and equipment		9,971		5,679		4,292
Computers and software development		29,019		16,184		12,835
Automobiles		1,435		800		635
Total	$	93,545		26,564		66,981

		Cost		Accumulated Amortization		2002 Carrying Value
Land	$	5,650	$	-	$	5,650
Building and leasehold improvements		21,628		4,299		17,329
Furniture and equipment		9,328		6,125		3,203
Computers and software development		29,460		12,541		16,919
Automobiles		1,759		879		880
Total	$	67,825		23,844		43,981

4. Share capital

Authorized:
Unlimited number of common shares
Share transactions consist of the following:

	Shares Issued	Stock Options		Weighted-Average Exercise Price		Amount
Balance as at December 31, 2000	34,056,597	1,371,338	$	8.00	$	148,481
Issued July 12, 2001	5,750,000					68,315
Issued December 19, 2001	8,625,000					138,073
Stock options:						
Granted in year		367,500	$	7.80		
Exercised in year	225,609	(225,609)		6.04		1,363
Forfeited in year		(59,668)		6.96		
Balance as at December 31, 2001	48,657,206	1,453,561	$	8.30	$	356,232
Stock options:						
Granted in year		425,500	$	19.66		
Exercised in year	137,006	(137,006)		7.00		960
Forfeited in year		(29,835)		11.39		
Balance as at December 31, 2002	48,794,212	1,712,220	$	11.17	$	357,192
Issued July 3, 2003	6,100,000					99,137
Issued July 11, 2003	610,000					9,929
Stock options:						
Granted in year		525,000		13.53		
Exercised in year	325,582	(325,582)		7.40		2,410
Forfeited in year		(19,503)		11.88		
Expired in year		(206,000)		14.75		
Balance as at December 31, 2003	55,829,794	1,686,135	$	12.19	$	468,668

Share issue expenses of $2,991,000 net of applicable income taxes of $1,695,000 were deducted from the amount of share capital issued on July 3, 2003 and July 11, 2003. Share issue expenses of $7,948,000, net of applicable income taxes of $4,049,000, were deducted from the amount of share capital issued on July 12, 2001 and December 19, 2001.

(a) During the year ended December 31, 2003, options to acquire 325,582 shares (2002 – 137,006; 2001 – 225,609 shares) were exercised at prices from $4.30 to $11.50 per share (2002 - $4.30 to $14.50 per share; 2001 - $4.00 to $14.50 per share).

(b) The weighted average number of shares outstanding for the years ended December 31, 2003, 2002 and 2001 were 52,306,647, 48,742,622 and 37,202,057, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2003, 2002 and 2001 were 52,770,878, 49,427,348 and 37,856,100, respectively.

5. Stock-based compensation

(a) The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. For December 31, 2003, the maximum number of common shares that may be issued under the plan is 4,800,000 (2002 – 3,400,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three-year period and are exercisable for periods not exceeding 10 years.

The following tables summarize information about stock options outstanding as at December 31, 2003, December 31, 2002 and December 31, 2001:

December 31, 2003

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
$ 13.53	10-Feb-03	10-Feb-13	9.2	521,500	-
$ 19.66	21-Feb-02	21-Feb-12	8.2	416,500	138,833
$ 7.80	22-Feb-01	22-Feb-11	7.2	235,177	140,177
$ 4.30	24-Feb-00	24-Feb-10	6.2	337,256	337,256
$ 11.50	25-Feb-99	25-Feb-04	0.2	175,702	175,702
	Total		7.1	1,686,135	791,968

December 31, 2002

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
$ 19.66	21-Feb-02	21-Feb-12	9.2	421,500	-
$ 7.80	22-Feb-01	22-Feb-11	8.2	293,340	84,667
$ 4.30	24-Feb-00	24-Feb-10	7.2	497,845	302,336
$ 11.50	25-Feb-99	25-Feb-04	1.2	293,535	293,535
$ 18.78	23-Apr-98	23-Apr-03	0.3	12,000	12,000
$ 14.50	19-Feb-98	19-Feb-03	0.2	194,000	194,000
	Total		6.0	1,712,220	886,538

December 31, 2001

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
$ 7.80	22-Feb-01	22-Feb-11	9.2	346,500	-
$ 4.30	24-Feb-00	24-Feb-10	8.2	565,190	147,516
$ 11.50	25-Feb-99	25-Feb-04	2.2	322,203	211,034
$ 18.78	23-Apr-98	23-Apr-03	1.3	16,000	16,000
$ 14.50	19-Feb-98	19-Feb-03	1.2	199,000	199,000
$ 8.40	24-Apr-97	24-Apr-02	0.3	4,000	4,000
$ 8.75	20-Feb-97	20-Feb-02	0.2	668	668
	Total		6.0	1,453,561	578,218

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

At December 31, 2003, 2002 and 2001 the number of options exercisable is 791,968, 886,538 and 578,218, respectively, with weighted average prices of $9.21, $10.58 and $10.87, respectively.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The per share weighted average fair value of options granted during 2003, 2002 and 2001 was $6.11, $8.39 and $5.14. The Company will not record any compensation expense for stock options granted in prior years. When these stock options are exercised, the Company will include the amount of proceeds in share capital.

The impact on net income and earnings per share if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant on all outstanding stock options on their grant date is disclosed as follows:

		2003		2002		2001
Stock option expense included in employee compensation expense	$	678	$	-	$	-
Net income, as reported	$	85,283	$	79,532	$	44,931
Additional expense that would have been recorded if all outstanding stock options granted before January 1, 2003 had been expensed		1,656		1,890		1,057
Pro forma net income	$	83,627	$	77,642	$	43,874
Earnings per share						
Basic earnings per share						
As reported	$	1.63	$	1.63	$	1.21
Pro forma		1.60		1.59		1.18
Diluted earnings per share						
As reported	$	1.62	$	1.61	$	1.19
Pro forma		1.58		1.57		1.16

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	5.54%	5.54%	5.65%
Dividend yield	0.0%	0.0%	0.0%
Volatility of the expected market price of the Company's Common shares	56.0%	59.1%	62.2%
Expected option life (in years)	5.5	5.4	5.5

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

(b) The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company's common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company's contribution is expensed as paid and for the years ended December 31, 2003, 2002 and 2001 totalled $392,000, $367,000 and $252,000, respectively.

6. Underwriting policy and reinsurance ceded:

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophe or other events that cause unfavourable underwriting results by reinsuring certain levels of risk, in various areas of exposure, with other insurers. The Company is not relieved of its primary obligation to the policyholder as a result of the reinsurance transaction.

Failure of reinsurers to honour their obligations could result in losses to the Company, consequently, the Company continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvency.

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the company's net exposure to the following maximum amounts:

Years ended December 31		2003		2002		2001
Property claims						
- Canadian operations	$	500	$	500	$	500
- U.S. operations (in U.S.$'s)	$	500	$	500	$	500
Canadian – private passenger automobile liability claims	$	2,500	$	1,000	$	1,000
Other liability claims (in U.S.$'s)	$	1,000	$	1,000	$	1,000

In addition, the company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss as follows:

Years ended December 31		2003		2002		2001
Canada						
- Retained loss	$	5,000	$	1,500	$	1,500
- Maximum coverage	$	45,000	$	38,500	$	23,500
United States						
- Retained loss (in U.S.$'s)	$	5,000	$	5,000	$	1,000
- Maximum coverage (in U.S.$'s)	$	45,000	$	80,000	$	14,000

During the year ended December 31, 2001, maximum coverage was maintained for homeowners risks in Florida of U.S.$40,000,000.

The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2003, 2002 and 2001 were as follows:

		2003		2002		2001
Net premiums earned	$	129,899	$	91,698	$	51,099
Claims incurred		96,652		33,256		35,705
Commissions and premium taxes		24,690		14,600		12,745

The amount of assumed premiums written was $329,702,000, $198,086,000 and $149,777,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The amount of assumed premiums earned was $291,149,000, $191,790,000 and $142,715,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7. Income taxes

(a) The Company's provision for income taxes, compared to statutory rates is summarized as follows:

	2003	2002	2001
Provision for taxes at Canadian statutory marginal income tax rate	$ 28,433	$ 27,304	$ 22,621
Non-taxable investment income	(838)	(832)	(282)
Foreign operations subject to different tax rates	(32,722)	(36,455)	(9,106)
Non-deductible goodwill amortization	-	-	2,786
Change in tax rates and other	(2,514)	1,187	(5,936)
Provision for (recovery of) income taxes	$ (7,641)	$ (8,796)	$ 10,083

(b) The components of future income tax balances are as follows:

	2003	2002
Future income tax assets:		
Losses carried forward	$ 30,569	$ 34,089
Unpaid claims and unearned premiums	36,382	32,663
Investments	5,926	1,713
Share issue expenses	3,920	2,985
Contingent commission accruals	4,436	-
Other	4,385	4,639
Future income tax assets	85,618	76,089
Future income tax liabilities:		
Deferred policy acquisition costs	(9,399)	(12,248)
Investments	(1,157)	(786)
Goodwill and intangible assets	(2,878)	(2,843)
Other	-	(707)
Future income tax liabilities	(13,434)	(16,584)
Net future income tax assets	$ 72,184	$ 59,505

(c) Amounts and expiration dates of the operating loss carryforward are as follows:

	Year of net operating loss	Expiration date	Net operating loss
Canadian operations:			
	2002	2009	$ 17,741
	2003	2010	37,323
U.S. operations:			
	1995	2010	961
	1997	2012	2,701
	1998	2018	1,153
	2000	2020	402
	2001	2021	21,883
	2002	2022	5,737

(d) If the Company believes that all of its future income tax assets will not result in future tax benefits, it must establish a valuation allowance for the portion of these assets that it thinks will not be realized. Based predominantly upon a review of the Company's anticipated future earnings, but also including all other available evidence, both positive and negative, the Company has concluded it is "more likely than not" that its net future income tax assets will be realized.

8. Unpaid claims

(a) Nature of unpaid claims

The establishment of the provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claim departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims which are less predictable.

Consequently, the process of establishing the provision for unpaid claims is complex and imprecise as it relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b) Provision for unpaid claims

The Company completes an annual evaluation of the adequacy of unpaid claims at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Unpaid claims – beginning of year – net	$ 1,066,356	$ 487,229	$ 342,776
Net unpaid claims of subsidiaries acquired	-	207,840	-
Provision for claims occurring:			
In the current year	1,599,196	1,152,507	588,942
In prior years	196,783	101,079	33,874
Claims paid during the year relating to:			
The current year	(644,801)	(491,352)	(303,783)
The prior years	(505,170)	(382,051)	(189,801)
Currency translation adjustment	(198,075)	(8,896)	15,221
Unpaid claims – end of year – net	1,514,289	1,066,356	487,229
Reinsurers' and other insurers' share of unpaid claims	155,445	134,198	102,734
Unpaid claims – end of year	$ 1,669,734	$ 1,200,554	$ 589,963

The results for the years ended December 31, 2003, 2002 and 2001 were adversely affected by the evaluation of unpaid claims related to prior years. In 2002 and 2001 adverse development of Ontario automobile claims (including standard and non-standard automobile, motorcycle, commercial auto and long haul trucking) was the primary reason for the unpaid claims deficiency as well as development in non-standard automobile claims in southeastern United States. In 2003, adverse development on unpaid claims came from Ontario and Alberta automobile claims and non-standard automobile claims in southeastern United States.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Ontario Automobile

Ontario private passenger automobile contributed $32.8 million in 2003 and $26.4 million in 2002 of prior year claims development. The increase in fraudulent claims, the erosion of the tort threshold and accelerating health cost inflation contributed to the required increase in claims liabilities related to prior years. Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. Also, beginning in 2000, we identified significantly increased frequency and severity trends in health care cost in Ontario where we are required to offer unlimited coverage and much higher liability limits than our other markets. The estimated provisions related to automobile accident benefit claims were also increased as the assumed inflation rate and severity factors previously utilized were found to be inadequate based on actual development experienced in 2003.

Alberta Automobile

Alberta non-standard automobile business contributed $34.5 million of the prior years' claims development in 2003, compared to $16.3 million in 2002. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in 2002 and 2003 in Alberta, where we increased existing case reserves based on actual settlement patterns.

Southeastern United States Non-Standard Automobile

Adverse development of unpaid losses incurred accounted for approximately $24.1 million and $25.3 million in 2003 and 2002 reported incurred losses, respectively. Similar to Ontario, Florida has experienced a significant acceleration in fraudulent claims activity over the last several years. Continued cost escalation of loss adjusting expenses and an increase in the number of files litigated required upward adjustments to open claims reserves for both the current and prior years as the unfavourable legal environment has resulted in the inflation of claims payments beyond our original estimates.

Canadian and U.S. Operations Trucking

Trucking business contributed $32.4 million to the 2003 prior years' claims development, compared to $20.6 million in the same period in 2002. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased to reflect this pattern of settlement. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

(c) The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

9. Acquisitions

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. ("Hamilton"). All consideration was payable in cash, part of which was paid at closing, with the remaining payments based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration payable for the years ended December 31, 2003, 2002 and 2001 was $2,163,000, $2,369,000 and $2,336,000, respectively. At December 31, 2003 no contingent consideration based on earnings was payable.

On April 5, 2002, the Company acquired all of the outstanding common and preferred shares of American Country Holdings, Inc. for a purchase price of $37.8 million. The results of American Country's operations have been included in the consolidated financial statements since March 31, 2002. American Country owns all the outstanding shares of American Country Insurance Company, an insurer of taxicabs based in Chicago, Illinois.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition:

Cash and investments	$ 216,885
Accounts receivable	102,986
Other tangible assets	35,708
Intangible assets	
Contracts	3,782
Insurance licenses	3,553
Goodwill	20,110
Total assets	383,024
Bank indebtedness	15,794
Insurance liabilities	304,200
Accounts payable	22,454
Other liabilities	570
Total liabilities	343,018
Purchase price	$ 40,006

10. Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments: Canada, the United States and corporate and other insurance related services. The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The segmented information for December 31, 2003 is summarized as follows:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 654,877	$ 1,981,945	$ -	$ 2,636,822
Net premiums earned	554,334	1,827,650	-	2,381,984
Investment income (loss)	33,631	45,528	(790)	78,369
Net realized gains (losses)	12,495	42,563	(26)	55,032
Interest expense	-	13,077	7,906	20,983
Amortization of capital assets	767	5,378	1,333	7,478
Amortization of intangible assets	-	854	-	854
Net income tax expense (recovery)	(7,652)	9,685	(9,674)	(7,641)
Net income (loss)	(16,670)	95,936	6,017	85,283
Total assets	$ 1,154,646	$ 2,415,966	$ 59,823	$ 3,630,436
Underwriting profit (loss)	(65,383)	31,461	-	(33,922)
Claims ratio	83.7%	71.5%	-	74.3%
Expense ratio	28.1%	26.8%	-	27.1%
Combined ratio	111.8%	98.3%	-	101.4%

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

The segmented information for December 31, 2002 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 490,754	$ 1,633,937	$ -	$ 2,124,691
Net premiums earned	415,227	1,322,527	-	1,737,754
Investment income (loss)	24,059	41,583	(787)	64,855
Net realized gains (losses)	(2,574)	17,084	1,749	16,259
Interest expense	-	10,508	1,766	12,274
Amortization of capital assets	748	7,529	1,081	9,358
Net income tax expense (recovery)	(6,005)	(3,751)	960	(8,796)
Amortization of intangible assets	-	716	-	716
Net income (loss)	(13,042)	88,708	3,866	79,532
Total assets	$ 1,299,918	$ 1,670,807	$ 13,709	$ 2,984,434
Additions to goodwill	-	20,110	-	20,110
Additions to intangible assets	-	7,335	-	7,335
Underwriting profit (loss)	(34,902)	37,514	-	2,612
Claims ratio	78.3%	69.2%	-	71.4%
Expense ratio	30.1%	28.0%	-	28.4%
Combined ratio	108.4%	97.2%	-	99.8%

The segmented information for December 31, 2001 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 356,049	$ 709,213	$ -	$ 1,065,262
Net premiums earned	321,926	550,904	-	872,830
Investment income	25,035	27,289	229	52,553
Net realized gains	7,579	4,426	74	12,079
Interest expense	-	10,262	1,137	11,399
Amortization of capital assets	644	3,132	1,361	5,137
Net income tax expense	2,941	6,730	412	10,083
Goodwill amortization	701	5,105	50	5,856
Net income	14,925	27,080	2,926	44,931
Total assets	$ 633,545	$1,075,538	$ 69,661	$ 1,778,744
Underwriting profit (loss)	(9,826)	17,463	-	7,636
Claims ratio	73.5%	68.9%	-	70.6%
Expense ratio	29.6%	27.9%	-	28.5%
Combined ratio	103.1%	96.8%	-	99.1%

The Company's gross premiums written are derived from the following business lines and geographical areas:

	2003	2002	2001
Business Line			
Personal Lines:			
Non-Standard Auto	37%	39%	51%
Standard Auto	4%	2%	3%
Motorcycle	2%	2%	4%
Property (including Liability)	1%	2%	3%
Warranty	1%	1%	2%
Other Specialty Lines	1%	1%	1%
Total Personal Lines	46%	47%	64%
Commercial Lines:			
Trucking	31%	32%	24%
Commercial Auto	11%	8%	5%
Property (including Liability)	10%	11%	5%
Other Specialty Lines	2%	2%	2%
Total Commercial Lines	54%	53%	36%
Total Gross Premiums Written	100%	100%	100%

	2003	2002	2001
Geographical Area			
United States:			
California	13%	11%	4%
Florida	12%	12%	13%
Illinois	10%	11%	15%
Texas	7%	7%	6%
South Carolina	3%	4%	5%
Alabama	2%	3%	4%
Pennsylvania	2%	3%	3%
Other	26%	26%	17%
Total United States	75%	77%	67%
Canada:			
Ontario	12%	10%	16%
Alberta	6%	6%	7%
Quebec	5%	5%	8%
Other	2%	2%	2%
Total Canada	25%	23%	33%
Total Gross Premiums Written	100%	100%	100%

11. Indebtedness and subsequent events

(a) Bank indebtedness

On February 23, 1999, the Company entered into a U.S.$100 million unsecured credit facility with a syndicate of banks. Under this facility the Company has the option to borrow at a floating rate equivalent to the banks prime rate or for a fixed term at a fixed rate of LIBOR plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher. The facility is for a fixed term of five years and one day and was fully drawn on March 5, 1999 for general corporate purposes. During each of the years ended December 31, 2003, 2002 and 2001 the Company repaid U.S.$5 million. The facility matures on March 5, 2004 and the Company anticipates refinancing the facility prior to its maturity.

In March, 1999, the Company entered into interest rate swap contracts whereby the Company fixed its rate on this U.S.$100 million debt at 5.91% plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher, for the period of the facility. The fair values of the liabilities under the swap contracts at December 31, 2003, 2002 and 2001 were $1,506,000, $8,632,000 and $7,479,000, respectively.

In May, 2002, the Company entered into a $66.5 million revolving credit facility with a syndicate of banks which was renewed in May, 2003. The facility is a 364 day revolving credit facility at a floating interest rate determined based on the type of loan and the Company's senior unsecured debt rating. As at December 31, 2003, $50,275,000 (2002 - $33,076,000) was outstanding under this facility with an effective interest rate of approximately 3% (2002 - 3%).

(b) Senior unsecured debentures

On December 6, 2002, the Company issued $78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at the Company's option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears. The net proceeds to the Company were $77,087,420.

(c) Subordinated indebtedness

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued U.S.$90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $95,613,000 in 2003 and $22,198,000 in 2002 after deducting expenses of $6,273,000 and $1,438,000, respectively.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

(d) Subsequent events

On January 29, 2004, a subsidiary of the Company, Kingsway America Inc. completed the sale of U.S.$100 million 7.50% senior notes due 2014 in a private offering. The notes are fully and unconditionally guaranteed by the Company. The notes will be redeemable at Kingsway America's option on or after February 1, 2009. On February 4, 2004, Kingsway America repaid U.S.$34.5 million outstanding under the $66.5 million revolving credit facility described in (a) above.

12. Contingent liabilities

(a) Legal Proceedings

In connection with its operations, the Company and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and the Company does not believe that it will incur any significant additional loss or expense in connection with such actions.

(b) Statutory Requirements

Statutory policyholders' capital and surplus of the Company's insurance subsidiaries was $816.2 million and $654.3 million at December 31, 2003 and 2002, respectively.

The Company's subsidiaries are subject to certain requirements and restrictions under their respective statutory insurance legislations including minimum asset requirements and dividend restrictions. For the year 2003, under the various insurance regulatory restrictions, based on the Company's December 31, 2003 financial statements, the Company's insurance and reinsurance subsidiaries would have aggregate dividend capacity of $212.9 million (2002 - $180.3 million).

(c) Letters of Credit

On October 4, 2002 the Company entered into a syndicated U.S.$350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2003 and 2002 the letter of credit facility utilization was U.S.$306.3 million and U.S.$304.6 million, respectively.

Also from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2003 and 2002, the amount of pledged securities was U.S.$33.9 million and U.S.$49.2 million, respectively.

13. Fair value disclosure

The fair value of financial assets and liabilities, other than investments (note 2), unpaid claims (note 8) and interest rate swaps (note 11) approximate their carrying amounts.

14. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below:

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2003	2002	2001
Net income based on Canadian GAAP	$ 85,283	$ 79,532	$ 44,931
Impact on net income of U.S. GAAP adjustments, net of tax:			
Deferred start-up costs (a)	938	1,052	1,037
Goodwill amortization (b)	-	-	116
Equity accounting (c)	983	1,237	281
Gain on sale of USA Insurance Group (c)	(1,451)	-	-
Net income based on U.S. GAAP *	$ 85,753	$ 81,821	$ 46,365
Other comprehensive income adjustments:			
Change in unrealized gain on investments classified as available for sale (d)	19,976	20,973	11,996
Change in fair value of interest rate swaps (e)	7,126	(1,152)	(7,479)
Less: related future income taxes	6,170	4,949	2,512
Other comprehensive income adjustments	20,932	14,872	2,005
Currency translation adjustments in the period (f)	(105,403)	(4,409)	11,447
Other comprehensive income (loss)	(84,471)	10,463	13,452
Total comprehensive income	$ 1,282	$ 92,284	$ 59,817
*Basic earnings per share based on U.S. GAAP net income	$ 1.64	$ 1.68	$ 1.25
*Diluted earnings per share based on U.S. GAAP net income	$ 1.63	$ 1.66	$ 1.22

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2003	2002
Shareholders' equity based on Canadian GAAP	$ 704,959	$ 612,925
Other comprehensive income	37,490	16,558
Cumulative net income impact:		
Deferred start-up costs (a)	(1,043)	(1,981)
Goodwill amortization (b)	(1,213)	(1,213)
Equity accounting (c)	1,618	635
Gain on sale of USA Insurance Group (c)	(1,451)	-
Shareholders' equity based on U.S. GAAP	*$ 740,360*	*$ 626,924*

Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company's consolidated balance sheet. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. Total cumulative other comprehensive income (loss) amounted to $(56,823,000) and $27,648,000 as at December 31, 2003 and 2002, respectively.

(a) Deferred start-up costs

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred.

74

(b) Goodwill amortization

As per Note 1(e), effective January 1, 2002, all existing goodwill which is currently included in the Company's Consolidated Balance Sheets ceased to be amortized to income over time for both Canadian and U.S. GAAP, and is subject to a periodic

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value will be charged to income in the period in which the impairment is determined. The Company adopted this new standard prospectively. As a result of the adoption of this new standard, no goodwill amortization was recorded in the twelve months ended December 31, 2002 and 2003.

Under Canadian GAAP, guarantee fund assessment liabilities were estimated and accrued at the date of acquisition, which resulted in an increase in the amount of goodwill recorded. Under U.S. GAAP, such costs are expenses in the periods in which the liabilities are estimated.

Prior to January 1, 2002, under Canadian GAAP, the amortization of goodwill was shown as the final item in the Statement of Operations, net of applicable taxes, whereas under U.S. GAAP this presentation was not permitted and the applicable taxes would be included in the income tax expense on the Statement of Operations. As a result, under U.S. GAAP, the applicable taxes of $818,000 for the twelve months ended December 31, 2001 would be reclassified to increase the goodwill amortization and decrease the income tax expenses. Goodwill amortization would be classified with expenses under U.S. GAAP.

(c) Equity accounting

Under Canadian GAAP, the Company's 25% equity investment in USA Group was carried at cost as the Company did not have significant influence over the investee. Under U.S. GAAP the Company is deemed to have significant influence because the Company's equity investment exceeds 20%, and the equity method of accounting is used. This method recognizes the Company's share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, and prior to December 31, 2001 was being amortized over a period of 10 years.

The Company disposed of its equity investment in USA Group in November, 2003 and had to reverse a portion of the gain under U.S. GAAP due to the difference in the cost base of the investment under Canadian and U.S. GAAP.

(d) Portfolio investments

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

(e) Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statements No. 137 and 138, which established accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company has purchased interest rate swap contracts that are designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The terms of the swaps match those of the unsecured credit facility, and were entered into to minimize the Company's exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income.

(f) Currency translation adjustments

The Company reports its results in Canadian dollars. The operations of the Company's subsidiaries in the United States and Barbados are self-sustaining. These subsidiaries hold all of their assets and liabilities and report their results in U.S. dollars. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. The unrealized gains and losses, which result from translation are deferred and included in shareholders' equity under the caption "currency translation adjustment". The currency translation account will change with fluctuations in the U.S. to Canadian dollar exchange rate.

(g) Future accounting pronouncements

The Company does not expect the adoption of any known proposed accounting pronouncements to have a material impact on its consolidated financial statements.

15. Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

16. Supplemental Condensed Consolidating Financial Information

Kingsway America Inc. (KAI) issued senior notes which are fully and unconditionally guaranteed by the Company. The following is condensed consolidating financial information for the Company as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, 2002 and 2001, with a separate column for each of KAI as Issuer, the Company ("KFSI") as Guarantor and the other businesses of the Company combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

Condensed Consolidating Statement of Operations

For the year ended December 31, 2003

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Revenues					
Net premiums earned	$ -	$ -	$ 2,381,984	$ -	$ 2,381,984
Investment related income	(816)	24,255	109,962	-	133,401
Management Fees	46,040	2,849	-	(48,889)	-
	45,224	27,104	2,491,946	(48,889)	2,515,385
Expenses					
Claims incurred	-	-	1,784,091	(13,954)	1,770,137
Commissions and premium taxes	-	-	503,158	-	503,158
Other expenses	40,975	11,475	125,950	(34,935)	143,465
Interest expense	7,906	-	13,077	-	20,983
	48,881	11,475	2,426,276	(48,889)	2,437,743
Income before income taxes	(3,657)	15,629	65,670	-	77,642
Income taxes	(9,674)	5,272	(3,239)	-	(7,641)
Equity in undistributed net income of subsidiaries	79,266	13,475	-	(92,741)	-
Net Income	$ 85,283	$ 23,832	$ 68,909	$ (92,741)	$ 85,283

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Operations

For the year ended December 31, 2002

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Revenues					
Net premiums earned	$ -	$ -	$ 1,813,208	$ (75,454)	$ 1,737,754
Investment related income	960	2,381	77,773	-	81,114
Management Fees	38,001	2,153	-	(40,154)	-
	38,961	4,534	1,890,981	(115,608)	1,818,868
Expenses					
Claims incurred	-	-	1,323,780	(83,451)	1,240,329
Commissions and premium taxes	-	-	379,123	(7,072)	372,051
Other expenses	32,369	7,334	122,451	(38,676)	123,478
Interest expense	1,766	-	10,508	-	12,274
	34,135	7,334	1,835,862	(129,199)	1,748,132
Income before income taxes	4,826	(2,800)	55,119	13,591	70,736
Income taxes	960	(976)	(8,780)	-	(8,796)
Equity in undistributed net income of subsidiaries	75,666	(3,608)	-	(72,058)	-
Net Income	$ 79,532	$ (5,432)	$ 63,899	$ (58,467)	$ 79,532

Condensed Consolidating Statement of Operations

For the year ended December 31, 2001

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Revenues					
Net premiums earned	$ -	$ -	$ 872,830	$ -	$ 872,830
Investment related income	304	2,208	62,120	-	64,632
Management Fees	29,516	1,762	-	(31,278)	-
	29,820	3,970	934,950	(31,278)	937,462
Expenses					
Claims incurred	-	-	623,163	(7,084)	616,079
Commissions and premium taxes	-	-	167,176	-	167,176
Other expenses	25,297	2,168	93,836	(39,363)	81,938
Interest expense	1,136	-	10,263	-	11,399
	26,433	2,168	894,438	(46,477)	876,592
Income before income taxes	3,387	1,802	40,512	15,169	60,870
Income taxes	412	612	9,059	-	10,083
Amortization of goodwill, net of applicable income tax	-	-	5,856	-	5,856
Equity in undistributed net income of subsidiaries	41,956	12,724	-	(54,680)	-
Net Income	$ 44,931	$ 13,914	$ 25,597	$ (39,511)	$ 44,931

Condensed Consolidating Balance Sheet

For the year ended December 31, 2003

	KFSI (the "Guarantor")	**KAI** (the "Issuer")	**Other subsidiaries** (the "Non-Guarantor subsidiaries")	**Consolidation adjustments**	**Total**
Assets					
Investments in subsidiaries	$ 739,653	$ 461,943	$ 802,724	$ (2,004,320)	$ -
Cash	23,302	2,473	115,108	-	140,883
Investments	2,523	-	2,509,529	-	2,512,052
Goodwill and other intangible assets	-	-	75,800	10,040	85,840
Other assets	35,428	33,800	2,362,164	(1,539,731)	891,661
	$ 800,906	**$ 498,216**	**$ 5,865,325**	**$ (3,534,011)**	**$ 3,630,436**
Liabilities and Shareholders' Equity					
Liabilities:					
Bank indebtedness	$ 16,514	$ -	$ 137,381	$ -	$ 153,895
Other liabilities	1,433	17,850	112,205	(102)	131,386
Unearned premiums	-	-	1,294,246	(517,765)	776,481
Unpaid claims	-	-	2,638,518	(968,784)	1,669,734
Senior unsecured debentures	78,000	-	-	-	78,000
Subordinated indebtedness	-	115,981	-	-	115,981
	95,947	133,831	4,182,350	(1,486,651)	2,925,477
Shareholders' equity:					
Share capital	468,668	423,911	1,519,315	(1,943,226)	468,668
Contributed surplus	678	-	-	-	678
Currency translation adjustment	(94,313)	(64,991)	(25,348)	90,339	(94,313)
Retained earnings	329,926	5,465	189,008	(194,473)	329,926
	704,959	364,385	1,682,975	(2,047,360)	704,959
	$ 800,906	**$ 498,216**	**$ 5,865,325**	**$ (3,534,011)**	**$ 3,630,436**

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Balance Sheet

For the year ended December 31, 2002

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Assets					
Investments in subsidiaries	$ 619,192	$ 347,253	$ 761,943	$ (1,728,388)	$ -
Cash	1,402	464	243,055	-	244,921
Investments	5,139	506	1,828,099	-	1,833,744
Goodwill and other intangible assets	-	-	94,250	10,040	104,290
Other assets	87,756	(41,924)	1,856,742	(1,101,095)	801,479
	$ 713,489	$ 306,299	$ 4,784,089	$ (2,819,443)	$ 2,984,434
Liabilities and Shareholders' Equity					
Liabilities:					
Bank indebtedness	$ 20,532	$ -	$ 149,858	$ -	$ 170,390
Other liabilities	2,032	1,389	120,008	(823)	122,606
Unearned premiums	-	-	1,282,603	(506,280)	776,323
Unpaid claims	-	-	1,809,608	(609,054)	1,200,554
Senior unsecured debentures	78,000	-	-	-	78,000
Subordinated indebtedness	-	23,636	-	-	23,636
	100,564	25,025	3,362,077	(1,116,157)	2,371,509
Shareholders' equity:					
Share capital	357,192	335,757	1,295,744	(1,631,501)	357,192
Currency translation adjustment	11,090	(49,051)	17,481	31,570	11,090
Retained earnings	244,643	(5,432)	108,787	(103,355)	244,643
	612,925	281,274	1,422,012	(1,703,286)	612,925
	$ 713,489	$ 306,299	$ 4,784,089	$ (2,819,443)	$ 2,984,434

Condensed Consolidating Statement of Cash Flow

For the year ended December 31, 2003

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Cash provided by (used in):					
Operating activities:					
Net income	$ 85,283	$ 23,832	$ 68,909	$ (92,741)	$ 85,283
Adjustments to reconcile net income to net cash used by operating activities:					
Equity in undistributed earnings in subsidiaries	(79,266)	(13,475)	-	92,741	-
Other	56,973	(84,742)	564,745	(4,353)	532,641
	62,990	(74,367)	633,654	(4,353)	617,924
Financing activities:					
Increase in share capital, net	111,476	88,154	204,906	(293,060)	111,476
Increase/(decrease) in bank indebtedness	(4,018)	-	20,095	-	16,077
Increase in mortgage loan	-	17,760	(4,016)	(13,744)	-
Increase in subordinated indebtedness	-	101,886	-	-	101,886
	107,458	207,800	220,985	(306,804)	229,439
Investing activities:					
Purchase of investments	(29,692)	(7,228)	(6,598,124)	20,015	(6,615,029)
Proceeds from sale of investments	32,408	25,732	5,642,213	-	5,700,353
Other	(151,264)	(149,928)	(26,675)	291,142	(36,725)
	(148,548)	(131,424)	(982,586)	311,157	(951,401)
Increase (decrease) in cash during the year	21,900	2,009	(127,947)	-	(104,038)
Cash, beginning of year	1,402	464	243,055	-	244,921
Cash, end of year	$ 23,302	$ 2,473	$ 115,108	$ -	$ 140,883

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flow

For the year ended December 31, 2002

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Cash provided by (used in):					
Operating activities:					
Net income	$ 79,532	$ (5,432)	$ 63,899	$ (58,467)	$ 79,532
Adjustments to reconcile net income to net cash used by operating activities:					
Equity in undistributed earnings in subsidiaries	(75,666)	3,608	-	72,058	-
Other	(73,617)	79,919	475,094	39,456	520,852
	(69,751)	78,095	538,993	53,047	600,384
Financing activities:					
Increase in share capital, net	960	82,744	11,002	(93,746)	960
Increase/(decrease) in bank indebtedness	6,186	-	20,766	-	26,952
Increase in subordinated indebtedness	-	23,636	-	-	23,636
Increase in senior unsecured indebtedness	78,000	-	-	-	78,000
	85,146	106,380	31,768	(93,746)	129,548
Investing activities:					
Purchase of investments	(145,341)	(177)	(4,251,307)	-	(4,396,825)
Proceeds from sale of investments	185,651	-	3,671,399	-	3,857,050
Other	(56,402)	(184,688)	158,955	40,699	(41,436)
	(16,092)	(184,865)	(420,953)	40,699	(581,211)
Increase (decrease) in cash during the year	(697)	(390)	149,808	-	148,721
Cash, beginning of year	2,099	854	93,247	-	96,200
Cash, end of year	$ 1,402	$ 464	$ 243,055	$ -	$ 244,921

Condensed Consolidating Statement of Cash Flow

For the year ended December 31, 2001

	KFSI (the "Guarantor")	KAI (the "Issuer")	Other subsidiaries (the "Non-Guarantor subsidiaries")	Consolidation adjustments	Total
Cash provided by (used in):					
Operating activities:					
Net income	$ 44,931	$ 13,914	$ 25,597	$ (39,511)	$ 44,931
Adjustments to reconcile net income to net cash used by operating activities:					
Equity in undistributed earnings in subsidiaries	(41,956)	(12,724)	-	54,680	-
Other	(10,432)	(8,079)	180,908	-	162,397
	(7,457)	(6,889)	206,505	15,169	207,328
Financing activities:					
Increase in share capital, net	207,751	70,610	93,664	(164,274)	207,751
Increase/(decrease) in bank indebtedness	139	-	(7,174)	-	(7,035)
	207,890	70,610	86,490	(164,274)	200,716
Investing activities:					
Purchase of investments	(129,274)	(9,682)	(2,138,687)	-	(2,277,643)
Proceeds from sale of investments	97,258	9,898	1,851,522	-	1,958,678
Other	(167,772)	(72,313)	68,261	149,105	(22,719)
	(199,788)	(72,097)	(218,904)	149,105	(341,684)
Increase (decrease) in cash during the year	645	(8,376)	74,091	-	66,360
Cash, beginning of year	1,454	9,230	19,156	-	29,840
Cash, end of year	$ 2,099	$ 854	$ 93,247	$ -	$ 96,200

Supplemental Financial Information

Eight Year Financial Information

(In thousands, except per share amounts)

	2003	2002	2001	2000	1999	1998	1997	1996
Gross premiums written	$ 2,636,822	$ 2,124,691	$ 1,065,262	$ 643,022	$ 508,595	$ 409,200	$ 210,795	$ 140,610
Net premiums earned	2,381,984	1,737,754	872,830	539,969	445,557	314,651	174,462	107,679
Underwriting profit (loss)	(33,922)	2,612	7,637	(5,280)	(11,458)	19,075	7,319	4,707
Investment income	78,369	64,855	52,553	44,576	37,798	30,959	15,660	8,271
Net realized gains	55,032	16,259	12,079	10,444	950	6,640	6,176	2,778
Net income	85,283	79,532	44,931	27,470	13,598	31,011	22,151	11,162
Shareholders' equity	704,959	612,925	536,842	272,713	242,042	250,065	213,248	86,634
Total assets	3,630,436	2,984,434	1,778,744	1,173,926	1,071,710	1,012,776	511,229	248,233
Retained earnings	329,936	244,643	165,111	120,180	92,710	79,112	48,101	25,950
Key Indicators								
NPW to Statutory Surplus ratio	2.9	3.1	2.2	2.5	2.0	1.5	1.9	2.3
Interest Coverage ratio	5.2	7.6	7.1	4.9	2.8	3.5	N/A	N/A
Debt to Capitalization ratio	22%	28%	21%	35%	39%	46%	N/A	N/A
Claims ratio (%)								
Company	74.3%	71.4%	70.6%	68.9%	68.4%	61.6%	65.3%	64.9%
Industry - Canada	70.2%	74.1%	77.3%	74.4%	73.6%	73.7%	70.8%	72.1%
Expense ratio (%)								
Company	27.1%	28.4%	28.5%	32.1%	34.2%	32.3%	30.5%	30.7%
Industry - Canada	28.5%	31.7%	33.5%	33.8%	33.4%	33.8%	32.4%	31.9%
Combined ratio (%)								
Company	101.4%	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%	95.6%
Industry - Canada	98.7%	105.8%	110.8%	108.2%	107.0%	107.5%	103.2%	104.0%
Return on equity (%)								
Company	12.9%	13.8%	13.3%	10.7%	5.5%	13.4%	16.5%	21.4%
Industry - Canada	11.3%	1.6%	2.1%	6.7%	6.4%	7.3%	13.1%	13.2%
Investment yield (%)								
Total return yield**	6.4%	6.1%	7.6%	10.8%	2.5%	7.5%	6.7%	10.4%
Total realized return yield	5.6%	4.9%	6.4%	7.5%	5.6%	8.0%	8.2%	8.3%
Shareholders' equity per share								
At year end	$ 12.63	$ 12.56	$ 11.03	$ 8.01	$ 7.12	$ 6.96	$ 5.95	$ 3.26
Annual increase	0.6%	13.9%	37.7%	12.5%	2.3%	17.0%	82.5%	71.6%
Earnings per share								
Basic	$ 1.63	$ 1.63	$ 1.21	$ 0.81	$ 0.38	$ 0.86	$ 0.74	$ 0.52
Diluted	$ 1.62	$ 1.61	$ 1.19	$ 0.80	$ 0.38	$ 0.86	$ 0.73	$ 0.49
Weighted average number of shares outstanding								
Basic*	52,307	48,743	37,202	33,985	35,595	35,904	29,956	21,448
Diluted*	52,771	49,427	37,856	34,341	35,716	36,443	30,496	22,400

All financial information relating to the insurance industry for the years 1996 to 2002 was obtained from IAO Actuarial Consulting Services, Inc., The Quarterly Report, 2nd Quarter, 2003. Information for the 2003 year was obtained from the preliminary estimates published by the Insurance Bureau of Canada, Perspective, March, 2004.

*In thousands, after giving retroactive effect to the 3 for 1 share subdivision on November 10, 1995 and the two for one share subdivisions on October 10, 1996 and May 8, 1998.

**Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

Supplemental Financial Information

Quarterly Results

(In thousands of dollars, except per share amounts)

	2003				2002			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross premiums written	$ 651,583	$ 652,751	$ 629,928	$ 702,560	$ 600,081	$ 605,566	$ 502,647	$ 416,397
Net premiums earned	617,642	591,807	621,280	551,255	548,701	479,407	399,277	310,369
Net income	17,992	15,633	27,264	24,394	25,398	21,653	16,222	16,259
Earnings per share								
Basic	$ 0.32	$ 0.28	$ 0.56	$ 0.50	$ 0.52	$ 0.44	$ 0.34	$ 0.33
Diluted	0.32	0.28	0.55	0.49	0.51	0.44	0.33	0.33
Market price per share								
High	$ 15.25	$ 19.60	$ 18.05	$ 16.40	$ 13.87	$ 18.00	$ 19.45	$ 20.60
Low	12.25	11.75	15.41	13.30	9.50	11.75	15.90	16.09
Close	14.60	12.70	16.35	15.50	13.69	13.05	17.20	17.25

Canadian & Reinsurance Operations Corporate Directory

Kingsway General Insurance Company

5310 Explorer Drive, Suite 200
Mississauga, Ontario Canada L4W 5H8

Tel. (905) 629-7888
Fax (905) 629-5008

David H. Atkins	Director	John L. McGlynn	President & C.E.O.
John L. Beamish	Director	Claude Smith	Vice President, C.F.O. & Secretary/Treasurer
Paul Iacono	Director		
W. Shaun Jackson	Director	W. Shaun Jackson	Vice President
William G. Star	Director	Tom Mallozzi	Vice President
		Ralph Golberg	Vice President
		Shelly Gobin	Assistant Secretary/Treasurer

York Fire & Casualty Insurance Company

5310 Explorer Drive, Suite 201
Mississauga, Ontario Canada L4W 5H8

Tel. (905) 629-8444
Fax (905) 629-5008

John L. Beamish	Director	Stuart Kistruck	President & C.E.O.
Bernard Gluckstein	Director	W. Shaun Jackson	Vice President & C.F.O.
Paul Iacono	Director	Lorraine Skrzydlo	Assistant Vice President & Secretary/Treasurer
W. Shaun Jackson	Director		
William G. Star	Director		

Jevco Insurance Company

2021 Union Avenue, Suite 1150
Montreal, Quebec Canada H3A 2S9

Tel. (514) 284-9350
Fax (514) 289-9257

David H. Atkins	Director	William G. Star	President & C.E.O.
Thomas A. Di Giacomo	Director	W. Shaun Jackson	Executive Vice President & C.F.O.
W. Shaun Jackson	Director	Jacques Muir	Vice President & General Manager
Jean Larivière	Director	Jean-Guy Leclerc	Secretary/Treasurer
Jacques Muir	Director	Ralph Golberg	Vice President
J. Brian Reeve	Director		
William G. Star	Director		

Kingsway Reinsurance Corporation

Whitepark House, P.O.Box 1274
Bridgetown, Barbados West Indies

Tel. (246) 436-9929
Fax (246) 436-9932

Nicholas Crichlow	Director	Kirk Cyrus	President
Kirk Cyrus	Director	Corporate Managers (Barbados) Ltd.	Secretary
W. Shaun Jackson	Director		
David King	Director		
William G. Star	Director		

Kingsway Reinsurance (Bermuda) Ltd.

Victoria Hall, 11 Victoria Street
P.O. HM 1826 Hamilton,
HM HX, Bermuda

Tel. (441) 298-6640
Fax (441) 292-1563

Charles Collis	Director	Andre J. Dill	Secretary
W. Shaun Jackson	Director	Catharine Lymbery	Assistant Secretary
Frederick Lemoine	Director		
Heather Oakley	Director		
William G. Star	Director		
Lisa Marshall	Alt. Director		
Clayton Price	Alt. Director		

U.S. Operations Directory

Kingsway America Inc. 150 Northwest Point Blvd., 6th Floor Elk Grove Village, Illinois 60007 Tel. (847) 871-6400 Fax (847) 264-2700	W. Shaun Jackson William G. Star Brian Williamson	Director Director Director	Brian Williamson W. Shaun Jackson Peggy Klein Shelly Gobin Susan King	Vice President & C.F.O Vice President & Secretary Sr. Vice President & C.I.O. Assistant Secretary Assistant Secretary
Universal Casualty Company 150 Northwest Point Blvd., 2nd Floor Elk Grove Village, Illinois 60007 Tel. (847) 700-9100 Fax (847) 228-6500	W. Shaun Jackson Marc Romanz Marshall Romanz William G. Star Brian Williamson	Director Director Director Director Director	Marshall Romanz Marc Romanz Brian Germain Kent Lang Charles LaMantia	President & C.E.O. Chief Operating Officer & Secretary Vice President, Claims Vice President, Underwriting Treasurer
American Service Insurance Company, Inc. 150 Northwest Point Blvd., 5th Floor Elk Grove Village, Illinois 60007 Tel. (847) 472-6700 Fax (847) 439-4630	John T. Clark W. Shaun Jackson William G. Star Brian Williamson B. Howard Zirn	Director Director Director Director Director	John T. Clark Tom Ossmann Jim Durkin Michael W. Suerth Robert B. Fattore Susan B. Hughes Kevin W. Schulte Robert B. Fattore	President & C.E.O. Sr. Vice President, Secretary & COO Sr. Vice President, Claims Sr. Vice President - Finance, Treasurer, CFO Vice President - Marketing Vice President - Underwriting Vice President - Human Resources Vice President - Marketing
Hamilton Risk Management Company U.S. Security Insurance Company Appco Finance Corporation 3915 Biscayne Boulevard, 4th Floor Miami, Florida USA 35137 Tel. (305) 576-1115 Fax (305) 576-4595	Roberto Espin, Jr. W. Shaun Jackson William G. Star Kevin Walton Brian Williamson	Director Director Director Director Director	Roberto Espin, Jr. Kevin Walton Alberto Naon Rachael Aldulaimi	President Executive Vice President & G.M. Vice President, Ins. Operations Secretary/Treasurer
Southern United Fire Insurance Company One Southern Way Mobile, Alabama USA 36619 Tel. (251) 661-8008 Fax (251) 662-6562	W. Shaun Jackson Charles D. Jordan Richard Murray William G. Star Brian Williamson	Director Director Director Director Director	Richard Murray Richard Bird Carrie Harper	President & C.E.O. Vice President, & Secretary Treasurer
Lincoln General Insurance Company 3350 Whiteford Road, P.O. Box 3849 York, Pennsylvania USA 17402-0138 Tel. (717) 757-0000 Fax (717) 751-0165	Gary Bhojwani W. Shaun Jackson Tim Kirk Gary J. Orndorff J. Brian Reeve William G. Star Brian Williamson	Director Director Director Director Director Director Director	Gary Bhojwani Gary J. Orndorff Tim Kirk Mike Andrzejewski Scott Butler Will Brauer Shannon Smith Jerry Anastasio Jay Edenfield	President & C.E.O Executive Vice President & CFO Finance Vice President, Claims Treasurer Vice President - Personal Lines Vice President - Marketing Vice President - Underwriting Vice President - Human Resources Vice President - Surety
American Country Insurance Company 500 W. Madison Street, Suite 600 Chicago, Illinois USA 60661-4544 Tel. (312) 373-4400 Fax (312) 312-4434	Daniel R. DeLeo Roger Beck W. Shaun Jackson William G. Star Brian Williamson	Director Director Director Director Director	Roger Beck Daniel R. DeLeo Michael Francis Joan Friedberger Christine Gennett Ronald Gold Paul Romano	President & CEO Executive Vice President Vice President, Claims Vice President, Underwriting Vice President, Actuary Secretary Vice President & Chief Financial Officer/Treasurer
Avalon Risk Management, Inc. 150 Northwest Point Blvd., 4th Floor Elk Grove Village, Illinois 60007 Tel. (888) 700-8100 Fax (847) 700-8119	Gary Bhojwani W. Shaun Jackson William G. Star	Director Director Director	Scott Wollney W. Shaun Jackson Denise Lee Hruby	President Treasurer Secretary

Glossary of Selected Insurance Terms

A

Agent
An intermediary appointed by an insurer to procure applications for insurance, receiving a commission from the insurer for policies written.

Assume
To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Automobile liability insurance
Insurance which is primarily concerned with the losses related to bodily injury or property damage caused by an automobile and the resulting legal liability imposed on the insured.

B

Broker
An intermediary who negotiates policies of insurance with insurers on behalf of the insured, receiving a commission from the insurer for placement and other services rendered.

C

Casualty insurance
Generally used to describe an area of insurance not particularly or directly concerned with life insurance or property insurance. It is insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the insured.

Catastrophe reinsurance
A form of excess of loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a covered catastrophe, such as a hurricane or hailstorm.

Cede; cedant; ceding company
When a party reinsures its liability with another, it "cedes" business and is referred to as the "cedant" or "ceding company".

Claim
The amount demanded under a policy of insurance or reinsurance arising from the loss relating to an insured event. A claim is also referred to as a loss.

Claim expenses
The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Claim expenses are also referred to as loss adjustment expenses.

Claims incurred
The aggregate of all claims paid during an accounting period adjusted by the change in claims reserve for that accounting period together with the related claim expenses. Claims incurred are also referred to as losses incurred.

Claims ratio
Claims incurred, net of reinsurance, expressed as a percentage of net premiums earned. Claims ratio is also referred to as loss ratio.

Combined ratio
A combination of the claims ratio and the expense ratio, determined in accordance with either statutory accounting principles (SAP) or Canadian GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

E

Expense ratio
The commission expense, premium tax expense and all general and administrative expenses incurred in operating the business expressed as a percentage of net earned premiums.

G

General liability insurance
Insurance which is primarily concerned with losses caused by negligent acts and/or omissions resulting in bodily injury and/or property damage on the premises of a business, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.

Gross premiums written or gross premiums
The total premiums, net of credits and cancellations, on insurance underwritten by an insurer or reinsurer during a specified period, before deduction of reinsurance premiums ceded.

I

IBNR reserve
Reserves for estimated claims that have been incurred by insureds but not yet reported to the insurer including unknown future developments on claims which are known to the insurer.

Independent agent or independent producer
A person or firm who produces applications for insurance for an insurer either directly or through an MGA, but is not legally affiliated to the company or the MGA, except to the extent of the agency contract.

L

Liability insurance
Insurance which serves to protect the insured from the financial consequences of damages claimed by third parties.

M

Managing General Agent (MGA)
A person or firm authorized by an insurer to transact insurance business who may have authority to bind the insurer, issue policies, appoint producers, adjust claims and provide administrative support for the types of insurance coverage pursuant to an agency agreement.

N

Net premiums earned

The net premiums written of an insurer relating to that portion of the term of its insurance policies which fall within a given period.

Net premiums written or net premiums

The total gross premiums written by an insurer for a given period less premiums ceded to reinsurers during such period.

Non-standard automobile insurance

Insurance provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions.

P

Premium tax

A tax paid by insurance companies to state or provincial governments calculated as a percentage of gross premiums written.

Producer

A broker or agent from whom an insurer receives applications for insurance coverages.

Property insurance

Insurance which provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.

Provisions for unpaid claims

Provisions or reserves established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Provisions are established for claims and for claim adjustment expenses. Provisions for unpaid claims are also referred to as claim or loss reserves.

R

Reinsurance

An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risk underwritten by the ceding company under one or more policies.

Risk excess of loss reinsurance

A form of excess of loss reinsurance that covers a loss of the reinsured on a single "risk" in excess of its retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does catastrophe excess of loss reinsurance. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk.

S

Statutory accounting principles (SAP)

Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Surplus as regards to policyholders

The amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets as determined in accordance with SAP. Admitted assets of an insurer are assets permitted by a jurisdiction to be taken into account in determining the insurer's financial condition for statutory purposes. Surplus as regards to policyholders is also referred to as statutory surplus.

T

Treaty reinsurance

The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

U

Underwriting

The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to insure all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity

The maximum amount that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.

Underwriting expenses

The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit

The difference between net premiums earned and the sum of claim expenses and underwriting expenses. Because underwriting profit excludes investment income, it is a commonly used method of evaluating the performance of a property and casualty insurance company.

Unearned premiums

The net premiums written of an insurer relating to that portion of the term of its insurance policies which fall within subsequent periods and which is deferred to such subsequent periods.

Directors and Officers

Directors

William G. Star [3]
Chairman

F. Michael Walsh [1 3 4]
Lead Director

David H. Atkins [1 4]
Senior Advisor,
Lang Michener

John L. Beamish [2]
President, J. Llewellyn
Beamish & Associates Inc.

Thomas A. Di Giacomo [1 2 3]
President, Tadico Limited

Bernard Gluckstein [2]
Principal, Gluckstein & Associates

J. Brian Reeve [4]
Partner, Cassels Brock & Blackwell LLP

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member the Investment Committee
4 Member of the Nominating Committee

Officers

William G. Star
President & Chief Executive Officer

W. Shaun Jackson
Executive Vice President
and Chief Financial Officer

Frank Amodeo
Vice President

Simon Argent
Vice President, Risk Management

Dennis Fielding
Vice President

Shelly Gobin
Vice President & Treasurer

Dennis Cloutier
Chief Actuary

Michael S. Slan
Secretary
Barrister & Solicitor
Fogler, Rubinoff LLP

Shareholder Information

Head Office
5310 Explorer Drive, Suite 200
Mississauga, Ontario L4W 5H8
Tel. (905) 629-7888
Fax (905) 629-5008

Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Stock Exchange Listing
The Toronto Stock Exchange and
The New York Stock Exchange
Trading Symbol 'KFS'

General Counsel
Fogler, Rubinoff LLP

Auditors
KPMG LLP, Toronto

Appointed Actuary
Claudette Cantin
KPMG LLP, Toronto

Investor Relations
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

Internet Address
Website: www.kingsway-financial.com
E-mail: info@kingsway-financial.com

Common Shares Outstanding
55,829,794 as at December 31, 2003

Annual Meeting

The annual meeting of shareholders
will be held on Thursday, May 6, 2004
at 4:00 p.m. at the Design Exchange
234 Bay Street, Toronto, Ontario